Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220765

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Class A Ordinary Shares	22,425,000	$22.00	$493,350,000	$61,422.08
(1)	In accordance with Rule 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 2, 2017)

TRONOX LIMITED

19,500,000 Class A Ordinary Shares

Exxaro Resources Limited (the “selling shareholder”) is offering 19,500,000 of our Class A ordinary shares. We will not receive any proceeds from the sale of our Class A ordinary shares by the selling shareholder.

Our Class A ordinary shares are listed on The New York Stock Exchange (the “NYSE”) under the symbol “TROX.” On Wednesday, October 4, 2017, the last sale price of our Class A ordinary shares as reported on the NYSE was $23.75 per share.

Investing in our Class A ordinary shares involves a number of risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement and in our other filings with the Securities and Exchange Commission (the “SEC”) incorporated by reference in this prospectus supplement or the accompanying prospectus to read about factors you should consider before buying our Class A ordinary shares.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$22.00	$429,000,000
Underwriting discount(1)	$0.88	$17,160,000
Proceeds, before expenses, to selling shareholder	$21.12	$411,840,000
(1)	Please see the section entitled “Underwriting” for a complete description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than 19,500,000 Class A ordinary shares, the underwriters have the option to purchase up to an additional 2,925,000 Class A ordinary shares from the selling shareholder at the public offering price less the underwriting discount.

The underwriters expect to deliver the Class A ordinary shares on or about October 10, 2017.

J.P. Morgan	Barclays	Morgan Stanley

The date of this prospectus supplement is October 4, 2017

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS	i
ABOUT TRONOX	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	2
RISK FACTORS	4
USE OF PROCEEDS	5
DESCRIPTION OF SHARE CAPITAL	6
SELLING SHAREHOLDER	11
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	12
PLAN OF DISTRIBUTION	15
LEGAL MATTERS	17
EXPERTS	18
WHERE YOU CAN FIND MORE INFORMATION	19

S-i

None of us, the selling shareholder or the underwriters have authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus we may authorize to be delivered to you. None of us, the selling shareholder or the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling shareholder and the underwriters are offering to sell, and seeking offers to buy, our Class A ordinary shares only in jurisdictions where offers and sales thereof are permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus or in any free writing prospectus we may authorize to be delivered to you is accurate only as of their respective dates or on the date or dates which are specified in such documents, and that any information in documents that we have incorporated by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

About this Prospectus Supplement

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf registration process, the selling shareholder may sell the securities described in the accompanying prospectus from time to time. In this prospectus supplement, we provide you with specific information about the Class A ordinary shares the selling shareholder is selling in this offering and about the offering itself. Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us and other information you should know before investing in the Class A ordinary shares. This prospectus supplement also adds, updates and changes information contained or incorporated by reference in the accompanying prospectus. To the extent that any statement we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus, as well as the additional information in the documents described below under the heading “Where You Can Find More Information,” before investing in the Class A ordinary shares.

Unless the context otherwise requires, the terms the “Company,” “we,” “us,” “our” or similar terms and “Tronox” refer to Tronox Limited, together with its consolidated subsidiaries, without giving effect to the Cristal Transaction (as defined herein). “Cristal” refers to The National Titanium Dioxide Company, Ltd. and its subsidiaries, and “combined company” refers to us after giving effect to the Transactions (as defined herein).

S-ii

Cautionary Note Regarding Forward-Looking Statements

This prospectus supplement, the accompanying prospectus and any documents incorporated by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “should,” “could,” “would,” “predicts,” “future,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “aim,” “seek,” “forecast,” “proposed” and other similar words. Our actual results, performance or achievements could be materially different from the results expressed in, or implied by, forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including but not limited to the risks described in this prospectus supplement, the accompanying prospectus supplement and any documents incorporated by reference, including the “Risk Factors” sections of this prospectus supplement, the accompanying prospectus and our reports and other documents filed with the SEC. When considering forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Factors that may cause such differences include, but are not limited to:

•	the failure to close the Cristal Transaction, including by failure to satisfy closing conditions or by termination of the Cristal Transaction Agreement (as defined herein), and the resulting negative impact on our share price, business and financial results;
•	the risk that we or Cristal may be unable to obtain governmental and regulatory approvals required for the Cristal Transaction, or required governmental and regulatory approvals may delay the Cristal Transaction or result in the imposition of restrictions, limitations or conditions that are not anticipated or could cause the parties to abandon the Cristal Transaction;
•	the possibility that we may assume unexpected liabilities as a result of the Cristal Transaction;
•	the impact of issuing Class A ordinary shares as consideration in connection with the Cristal Transaction on the current holders of Class A ordinary shares, including dilution of their ownership and voting interests;
•	our ability as well as the ability of Cristal to operate our respective businesses in light of the Cristal Transaction and the covenants contained in the Cristal Transaction Agreement;
•	uncertainties as to the timing of the closing of the Cristal Transaction;
•	the risk of reduced access to unrestricted cash;
•	the failure to comply with bank facility covenants;
•	general economic conditions or cyclical factors affecting the demand for titanium dioxide (“TiO2”) products;
•	the risk that our customers might reduce demand for our products or that competitors will offer more competitive pricing or increased supply;
•	the diversion of management’s time and attention away from ongoing business concerns;
•	our continuing ability to attract and retain qualified key employees, while controlling our labor costs;
•	the impact of labor relations;
•	the federal income tax consequences of the Cristal Transaction, the Alkali Disposition (as defined herein) and the enactment of additional state, federal and/or foreign tax laws and regulations;
•	net operating losses that will be limited by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as a result of the number of shares sold and the speed in which the selling shareholder sells its shares;

S-iii

•	the integration risks, the inability to realize identified synergies and diversion of resources and management attention associated with integrating a private company’s reporting and compliance functions into a public company group;
•	exposure to environmental liabilities and subjection to environmental laws and regulations;
•	the possibility of disruptions in our information technology systems and other cybersecurity risks; and
•	other factors discussed in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our subsequently filed Quarterly Reports on Form 10-Q.

There can be no assurance that other factors not currently anticipated by us will not materially and adversely affect our business, financial condition and results of operations. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Please take into account that forward-looking statements speak only as of the date of this prospectus supplement or, in the case of the accompanying prospectus or documents incorporated by reference, the date of any such document. Except as required by applicable law, we do not undertake any obligation to publicly correct or update any forward-looking statement.

S-iv

Presentation of Financial Information

The historical financial information included in this prospectus supplement or incorporated by reference in this prospectus supplement and accompanying prospectus is derived from our historical financial statements and the historical financial statements of Cristal as follows:

•	our historical consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014 and the historical consolidated balance sheet as of December 31, 2016 and 2015 are derived from our audited consolidated financial statements and related notes for the year ended December 31, 2016 in our Annual Report on Form 10-K for the year ended December 31, 2016. On June 2, 2017, we filed a Current Report on Form 8-K to provide additional information and details regarding the revision of our previously issued December 31, 2016 financial statements and quarterly financial statements in 2016. During the quarter ended March 31, 2017, we identified a misstatement in selling, general, and administrative expense for certain prior periods related to a liability resulting from a non-timely filing with a statutory authority. The aggregate misstatement is $11 million, which impacts our previously issued consolidated statements of operations, comprehensive loss, balance sheets and cash flows as of and for the years ended December 31, 2016 and 2015, and the unaudited condensed consolidated financial statements for the third and fourth quarters and corresponding year-to-date periods of 2015, and each quarter and corresponding year-to-date periods of 2016, each of which is incorporated by reference into this prospectus supplement and accompanying prospectus;
•	our historical financial information as of and for the six months ended June 30, 2017 and for the six months ended June 30, 2016 is derived from the unaudited interim consolidated financial statements appearing in our Quarterly Report on Form 10-Q for the six months ended June 30, 2017, which is incorporated by reference into this prospectus supplement and accompanying prospectus;
•	the historical consolidated statement of operations of Cristal for the years ended December 31, 2016, 2015 and 2014 and the historical consolidated balance sheet as of December 31, 2016 and 2015 are derived from the audited consolidated financial statements of Cristal for such periods included in our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on August 31, 2017 (the “Cristal Proxy Statement”); and
•	the historical financial information of Cristal as of and for the six months ended June 30, 2017 and 2016 is derived from the unaudited interim consolidated financial statements included in our Current Report on Form 8-K, as filed with the SEC on September 12, 2017 (the “Cristal 8-K”).

The summary historical financial data of Cristal for the years ended December 31, 2016, 2015 and 2014 was prepared in accordance with Saudi GAAP. The summary historical financial data of Cristal for the six months ended June 30, 2017 and 2016 was prepared in accordance with International Financial Reporting Standards (“IFRS”). For the purposes of this prospectus supplement, the information is presented in United States Dollars (“USD”), translated using the Saudi Riyal (“SR”) to USD exchange rate of 3.75. The Kingdom of Saudi Arabia is included within the Gulf Cooperation Council of countries who peg their national currency to the USD to avoid currency fluctuation. The SR is pegged to the USD at an exchange rate of 3.75.

A reconciliation of net loss from Saudi GAAP to accounting principles generally accepted in the United States (“U.S. GAAP”) is presented for the two most recent years ended December 31, 2016 and 2015. A reconciliation of net loss from Saudi GAAP to U.S. GAAP for the year ended 2014 is not presented as these are not required due to the significant undertaking that would be needed to prepare this information.

The summary unaudited pro forma condensed combined financial data has been derived from our audited consolidated financial statements and the audited consolidated financial statements of Cristal as of and for the year ended December 31, 2016 and our unaudited condensed consolidated financial statements and unaudited financial information of Cristal as of and for the six months ended June 30, 2017 and June 30, 2016.

S-v

Unless otherwise stated in this prospectus supplement, the unaudited pro forma condensed combined financial data gives effect to the Cristal Transaction and the Refinancing Transactions (as defined herein) as if each had been completed on January 1, 2016 and the Alkali Disposition as if it had been completed on January 1, 2015, in the case of the unaudited pro forma condensed combined statement of operations, and on June 30, 2017, in the case of the unaudited pro forma condensed combined balance sheet. On August 2, 2017, we announced the Alkali Disposition, which closed on September 1, 2017. The unaudited pro forma data has been adjusted to reflect the Cristal Transaction using cash received from the Alkali Disposition, together with proceeds raised from the Refinancing Transactions.

In connection with the preparation of the summary unaudited pro forma as adjusted condensed combined statement of operations data, the summary historical financial data of Cristal for the six months ended June 30, 2017 was converted from IFRS to U.S. GAAP and for the six months ended June 30, 2016 from Saudi GAAP to U.S. GAAP.

S-vi

Summary

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all of the information that is important to you. Before making an investment decision, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the section entitled “Risk Factors” in this prospectus supplement and Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016 (as such risk factors may be updated from time to time in our public filings incorporated by reference herein).

About Tronox

We are a public limited company registered under the laws of the State of Western Australia. We believe we are a global leader in the production and marketing of titanium bearing mineral sands and TiO2 pigment. Titanium feedstock is primarily used to manufacture TiO2. Our TiO2 products are critical components of everyday applications such as paint and other coatings, plastics, paper and other uses, and our related mineral sands product streams include titanium feedstock, zircon and pig iron. Zircon, a hard, glossy mineral, is used for the manufacture of ceramics, refractories, TV screen glass, and a range of other industrial and chemical products. Pig iron is a metal material used in the steel and metal casting industries to create wrought iron, cast iron and steel. In addition, we produce electrolytic manganese dioxide, boron-based and other specialty chemicals.

Our principal executive offices are located at 263 Tresser Boulevard, Suite 1100, Stamford, Connecticut, 06901 and Lot 22 Mason Road, Kwinana Beach, WA, Australia 6167 and our telephone number is (203) 705-3800. We maintain a website at http://www.tronox.com. The information on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

Acquisition of Cristal

On February 21, 2017, we entered into a transaction agreement (the “Cristal Transaction Agreement”) with Cristal and Cristal Inorganic Chemicals Netherlands B.V., a private limited company (“Cristal Netherlands”), pursuant to which we agreed to acquire Cristal’s TiO2 business for $1,673 million in cash (subject to a working capital adjustment at closing) plus 37,580,000 of our Class A ordinary shares (the “Cristal Transaction”). The equity that Cristal Netherlands will receive will represent approximately 24% of our total then outstanding Class A ordinary shares and Class B ordinary shares. The cash portion of the consideration is expected to be funded through proceeds from cash on hand, including proceeds from the Alkali Disposition, and proceeds from the Refinancing Transactions, as we determine circumstances warrant. The Cristal Transaction, which has been unanimously approved by our board of directors, is expected to close in the first quarter of 2018, subject to regulatory approvals and satisfaction of customary closing conditions.

Cristal Netherlands will be party to a shareholder agreement that restrains its ability to dispose of our shares and grants it certain governance rights. See “If the Cristal Transaction is consummated, our shareholders, including any investors in this offering, will have a reduced ownership and voting interest in us (as a proportion of the total outstanding shares) after the Cristal Transaction and will exercise less influence over management.” For additional information on the Cristal Transaction, see “Where You Can Find More Information.”

We believe Cristal is a global leader in the production and marketing of titanium bearing mineral sands and TiO2 pigment. Cristal’s TiO2 operations include manufacturing facilities, mining operations and research facilities in seven countries over five continents, including North America, South America, Australia, Europe and Asia.

Disposition of Alkali Business

On September 1, 2017, we sold our Alkali business to Genesis Energy, L.P. for $1,325 million in cash, subject to a working capital adjustment (the “Alkali Disposition”).

Refinancing Transactions

On September 22, 2017, we completed an offering by our wholly owned subsidiary, Tronox Finance plc, of 5.750% senior unsecured notes due 2025 for an aggregate principal amount of $450 million (the “Notes”), and we entered into a first lien term loan credit facility (the “New Term Loan”) and an asset-based revolving syndicated facility (the “New ABL Facility” and, together with the New Term Loan, the “New Credit Facilities”). The New ABL Facility provides Tronox US Holdings Inc. and certain of our other subsidiaries with an aggregate commitment of up to $550 million in principal amount for revolving credit loans, subject to a borrowing base. The New Term Loan provides our wholly owned subsidiaries, Tronox Finance LLC and Tronox Blocked Borrower LLC, with first lien term loans in an aggregate principal amount of $2.150 billion. Six hundred fifty million dollars of the New Term Loan was funded into restricted accounts of Tronox Blocked Borrower LLC, an unrestricted subsidiary under the Notes (the “Blocked New Term Loans”), and will be available to us to pay a portion of the purchase price for the Cristal Acquisition. The original issue discount related to the New Term Loan was $11 million.

We utilized the funds above (excluding the Blocked New Term Loans) and a portion of the proceeds from the Alkali Disposition to, among other things, fund the redemption of the $896 million remaining outstanding balance of 6.375% senior notes due 2020 issued by Tronox Finance LLC, repay in full and terminate the $1.434 billion remaining outstanding balance of the senior secured term loan entered into by Tronox Pigments (Netherlands) B.V., and repay in full and terminate the $150 million remaining outstanding balance of our asset-based syndicated revolving credit facility.

Lastly, we expect to drawdown approximately $125 million under the New ABL Facility upon the closing of the Cristal Transaction (the “ABL Drawdown”).

The transactions described above are collectively referred to as the “Refinancing Transactions” in this prospectus supplement.

The Offering

Number of Class A ordinary shares offered by the selling shareholder
19,500,000 Class A ordinary shares (or 22,425,000 Class A ordinary shares if the underwriters exercise in full their option to purchase additional Class A ordinary shares).
Number of Class A ordinary shares outstanding after this offering
88,091,094 Class A ordinary shares (or 91,016,094 Class A ordinary shares if the underwriters exercise in full their option to purchase additional Class A ordinary shares).
Number of Class B ordinary shares outstanding after this offering
31,654,280 Class B ordinary shares (or 28,729,280 Class B ordinary shares if the underwriters exercise in full their option to purchase additional Class A ordinary shares).
Underwriters’ option
The selling shareholder has granted the underwriters a 30-day option to purchase up to 2,925,000 additional Class A ordinary shares at the public offering price, less the underwriting discount.
Voting Rights
Each Class A ordinary share and each Class B ordinary share has one vote for every share held. However, holders of Class B ordinary shares have certain rights that differ from those of holders of Class A ordinary shares. In addition, certain significant corporate actions will require the approval of holders of Class A ordinary shares and Class B ordinary shares voting as separate classes. For more information, see “Description of Share Capital” in the accompanying prospectus.
Use of proceeds
We will not receive any of the proceeds from the sale of Class A ordinary shares by the selling shareholder.
Selling shareholder
The selling shareholder is the sole holder of all outstanding Class B ordinary shares. Under the terms of the Class B ordinary shares and our constitution, as amended (the “Constitution”), a Class B ordinary share automatically, without any further action by any person, converts to a Class A ordinary share on a one-to-one basis when a Class B ordinary share is transferred to a person that is not an affiliate of the selling shareholder. Accordingly, the selling shareholder is offering Class A ordinary shares.
Listing
Our Class A ordinary shares are listed on the NYSE under the symbol “TROX.”

Risk Factors
You should carefully read and consider the information set forth under “Risk Factors” and any risk factors described in the documents we incorporate by reference, as well as all the other information set forth in this prospectus supplement, the accompanying prospectus and in the documents we incorporate by reference, before investing in our Class A ordinary shares.
Alternate Settlement Cycle:
It is expected that the delivery of the Class A ordinary shares will be made on or about the closing date specified on the cover page of this prospectus supplement, which will be the 3rd business day following the date of the pricing of the Class A ordinary shares (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Class A ordinary shares on the date hereof will be required, by virtue of the fact that the Class A ordinary shares initially will settle in T+3, to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

This offering is not conditioned on the consummation of the Cristal Transaction, and there can be no assurance that the Cristal Transaction will be consummated on the terms described herein or at all.

The number of Class A ordinary shares and Class B ordinary shares shown to be outstanding after this offering is based on 68,591,094 Class A ordinary shares and 51,154,280 Class B ordinary shares outstanding as of September 29, 2017. In this prospectus supplement, unless otherwise indicated, the number of Class A ordinary shares to be sold by the selling shareholder, the number of Class A ordinary shares outstanding after this offering and the other information based thereon assumes no exercise of the underwriters’ option to purchase additional Class A ordinary shares from the selling shareholder and does not reflect:

•	7,551,897 Class A ordinary shares issuable in connection with equity awards outstanding under the 2012 Management Equity Incentive Plan and 8,475,874 Class A ordinary shares available for issuance in connection with future equity awards under the 2012 Management Equity Incentive Plan; and
•	37,580,000 Class A ordinary shares issuable as consideration in the Cristal Transaction.

Summary Consolidated Historical Financial Data of Tronox

The following table sets forth our summary consolidated financial data as of and for the years ended December 31, 2016, 2015 and 2014. It was derived from our consolidated historical financial statements and related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. The table also sets forth our summary unaudited condensed consolidated financial data as of and for the six months ended June 30, 2017 and for the six months ended June 30, 2016 which was derived from our Quarterly Report on Form 10-Q for the six months ended June 30, 2017, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. We prepare our financial statements in accordance with U.S. GAAP.

On June 2, 2017, we filed a Current Report on Form 8-K to provide additional information and details regarding the revision of our previously issued December 31, 2016 financial statements and quarterly financial statements in 2016. During the quarter ended March 31, 2017, we identified a misstatement in selling, general, and administrative expense for certain prior periods related to a liability resulting from a non-timely filing with a statutory authority. The aggregate misstatement is $11 million, which impacts our previously issued consolidated statements of operations, comprehensive loss, balance sheets and cash flows as of and for the years ended December 31, 2016 and 2015, and the unaudited condensed consolidated financial statements for the third and fourth quarters and corresponding year-to-date periods of 2015, and each quarter and corresponding year-to-date periods of 2016. In accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, management evaluated the materiality of the misstatement from qualitative and quantitative perspectives, and concluded that the misstatement was not material to our previously issued annual and interim financial statements. In addition, we also corrected the timing of other previously recorded immaterial out-of-period adjustments. The previously recorded immaterial out-of-period adjustments include a $6 million decrease to cost of goods sold due to an overstated depreciation expense and a $7 million increase to cost of goods sold related to royalty tax, both originating in 2013 and previously recorded as out-of-period corrections in 2014; a $5 million decrease to cost of goods sold that originated in 2012 and was previously recorded as an out-of-period correction in 2014 due to overstated depletion expense; and other miscellaneous immaterial corrections.

On September 7, 2017, we filed a Current Report on Form 8-K (the “Alkali 8-K”) announcing the completion of the Alkali Disposition. Our summary consolidated historical financial data included in this prospectus supplement has not been adjusted to reflect the Alkali Disposition. The Alkali business will be presented as discontinued operations in the third quarter of 2017. For more information on the Alkali Disposition, see the Alkali 8-K, which is incorporated herein by reference, and our unaudited pro forma condensed consolidated financial statements included herein which give effect to the Alkali Disposition.

Our historical financial data may not be indicative of the results of operations or financial position to be expected in the future. The summary consolidated historical financial data below has not been adjusted to include the aforementioned revisions except for the six months ended June 30, 2016. It reflects the information from our previously filed Annual Reports on Form 10-K for all of the annual periods presented.

(Millions of U.S. Dollars, except per share amounts)	Six Months Ended June 30,		Years Ended December 31,
	2017	2016	2016	2015	2014
Statement of Operations Data:
Net sales	$1,191	$1,014	$2,093	$2,112	$1,737
Cost of goods sold	977	934	1,846	1,992	1,530
Gross profit	214	80	247	120	207
Selling, general and administrative expenses	(143)	(101)	(210)	(217)	(192)
Restructuring expense	—	(1)	(1)	(21)	(15)
Income (loss) from operations	71	(22)	36	(118)	—
Interest and debt expense, net	(92)	(92)	(184)	(176)	(133)
Net gain (loss) on liquidation of non-operating subsidiaries	—	—	—	—	(35)
Gain (loss) on extinguishment of debt	—	4	4	—	(8)
Other income (expense), net	(7)	(12)	(29)	28	27
Income (loss) before income taxes	(28)	(122)	(173)	(266)	(149)
Income tax (provision) benefit(1)	(5)	(22)	115	(41)	(268)
Net income (loss)	$(33)	$(144)	$(58)	$(307)	$(417)
Net income (loss) attributable to noncontrolling interest	5	1	1	11	10
Net income (loss) attributable to Tronox Limited	$(38)	$(145)	$(59)	$(318)	$(427)
Earnings (loss) per share
Basic	$(0.32)	$(1.24)	$(0.50)	$(2.75)	$(3.74)
Diluted	$(0.32)	$(1.24)	$(0.50)	$(2.75)	$(3.74)

Weighted average shares outstanding (in thousands)
Basic	118,804	116,052	116,161	115,566	114,281
Diluted	118,804	116,052	116,161	115,566	114,281

	At June 30,		At December 31,
(Millions of U.S. Dollars, except per share amounts)	2017	2016	2016	2015	2014
Balance Sheet Data:
Working capital	$772	$658	$731	$753	$2,015
Total assets	$4,994	$4,893	$4,950	$5,027	$5,024
Total debt, net	$3,052	$3,055	$3,054	$3,076	$2,352
Total equity	$1,175	$989	$1,161	$1,110	$1,788
Supplemental Information:
Depreciation, depletion and amortization expense	$123	$115	$236	$294	$295
Capital expenditures	$56	$55	$119	$191	$187
Dividends per share	$0.090	$0.295	$0.385	$1.00	$1.00
(1)	During the fourth quarter of 2016, we implemented various steps of a corporate reorganization plan to simplify our corporate structure and thereby improve operational, administrative, and commercial synergies within each of our operating segments (the “Corporate Reorganization”). As a result of this Corporate Reorganization, we reduced our cross jurisdictional financing arrangements and consequently reversed the deferred tax assets related to intercompany interest deductions. The related withholding tax amounts were also reversed as a result of the Corporate Reorganization. Additionally, we reduced our deferred tax assets related to loss carryforwards which will no longer be available to utilize. The changes to deferred taxes are offset by valuation allowances and result in no impact to the consolidated provision for income taxes for the year ended December 31, 2016. The impact on the income tax provision for the year ended December 31, 2016 was a tax benefit of $107 million, reflecting a net reduction in withholding tax accruals of $110 million, offset by a foreign currency loss of $3 million.

Summary Historical Financial Data of Cristal

The following summary historical financial information as of and for the years ended December 31, 2016, 2015, and 2014 is derived from Cristal’s audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014. This information should be read with Cristal’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Cristal’s audited consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus. Cristal’s historical results are not necessarily indicative of results for any future period. The audited consolidated financial statements of Cristal for the years ended December 31, 2016, 2015 and 2014 with the accompanying Saudi GAAP to U.S. GAAP reconciliations for the years ended December 31, 2016 and 2015 are incorporated by reference into this prospectus supplement and the accompanying prospectus.

The statement of operations data and balance sheet data for Cristal as of and for the six months ended June 30, 2017, has been derived from Cristal’s unaudited interim consolidated financial statements, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The summary historical financial data of Cristal for the six months ended June 30, 2017 and 2016 are prepared in accordance with IFRS.

The following tables present summarized consolidated financial information, including balance sheet information and statement of operations information, derived from Cristal’s consolidated financial statements. The selected historical financial data of Cristal was prepared in accordance with Saudi GAAP except for the six months ended June 30, 2017 which was prepared in accordance with IFRS. For the purposes of this prospectus supplement, the information is presented in USD, translated using the SR to USD exchange rate of 3.75. The Kingdom of Saudi Arabia is included within the Gulf Cooperation Council of countries that peg their national currencies to the USD to avoid currency fluctuations. The SR is pegged to the USD at an exchange rate of 3.75.

(Millions of U.S. Dollars)	Years Ended December 31,
	Saudi GAAP
	2016	2015	2014
Statement of Operations Data:
Sales	$1,737	$1,701	$2,059
Cost of goods sold	1,586	1,704	1,683
Gross profit (loss)	151	(3)	376
Selling and distribution	(111)	(114)	(133)
General and administrative	(146)	(165)	(160)
Reversal of impairment / (impairment) of assets	(3)	(75)	—
Income (loss) from operations	(109)	(357)	83
Other (expense) income, net	(10)	(97)	(21)
Financial charges	(68)	(44)	(65)
Income (loss) before Zakat(1), income taxes & noncontrolling interest	(187)	(498)	(3)
Zakat and income tax	(3)	(26)	8
Net income (loss)	$(190)	$(524)	$5
Net income (loss) attributable to noncontrolling interest	7	6	(4)
Net income (loss) attributable to Cristal	$(197)	$(530)	$9

U.S. GAAP Information:
U.S. GAAP Adjustments	3	69
Adjusted U.S. GAAP Net Income attributable to Cristal	$(194)	$(461)

(Millions of U.S. Dollars)	At December 31,
	Saudi GAAP
	2016	2015	2014
Balance Sheet Data:
Working capital	$570	$(84)	$500
Total assets	$3,753	$4,221	$4,600
Total debt	$1,942	$2,304	$1,847
Total equity	$932	$1,103	$1,958
Supplemental Information:
Depreciation, depletion and amortization expense	$174	$151	$179
Capital expenditures	$107	$414	$445
(1)	Cristal is subject to the Regulations of the Directorate of Zakat and Income Tax in the Kingdom of Saudi Arabia. Accordingly, zakat is provided for in accordance with Saudi Arabian fiscal regulations.
	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
	(IFRS)	(IFRS)
Statement of Operations Data:
Net sales	$1,017	$866
Cost of goods sold	832	817
Gross profit	185	49
Selling, general and administrative expenses	(142)	(134)
Restructuring expense	—	—
Impairment of assets	(4)	1
Income (loss) from operations	39	(84)
Interest and debt expense, net	(48)	(37)
Gain (loss) on extinguishment of debt	—	—
Other income (expense), net	1	4
Income (loss) before income taxes	(8)	(117)
Income tax (provision) benefit	3	5
Net income (loss)	$(5)	$(112)
Net income (loss) attributable to noncontrolling interest	3	1
Net income (loss) attributable to company	$(8)	$(113)

Balance Sheet Data:
Working capital	$664	$(423)
Total assets	$3,722	$3,969
Total debt, net	$1,896	$2,152
Total equity	$688	$717
Supplemental Information:
Depreciation, depletion and amortization expense	$85	$69
Capital expenditures	$41	$122

Summary Unaudited Pro Forma Condensed Combined Financial Information of the Combined Company

The following table sets forth the summary unaudited pro forma condensed financial information, giving effect to the Cristal Transaction, the Alkali Disposition and the Refinancing Transactions as more fully described in “Unaudited Pro Forma Condensed Combined Financial Statements.”

The summary unaudited pro forma condensed combined financial information has been adjusted for the Cristal Transaction and the Refinancing Transactions as if each had been completed on January 1, 2016, and the Alkali Disposition as if the sale had been completed on January 1, 2015, in the case of the unaudited pro forma condensed combined statement of operations, and on June 30, 2017, in the case of the unaudited pro forma condensed combined balance sheet. In addition and as described further in Note 7(f) below, the unaudited pro forma condensed combined financial statements include certain adjustments related to the Cristal Transaction.

The unaudited pro forma condensed combined financial information for the year ended December 31, 2016 has been derived from our audited consolidated financial statements for the years ended December 31, 2016 and the audited consolidated financial statements of Cristal for the year ended December 31, 2016. The unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2017 has been derived from our unaudited interim condensed consolidated financial statements and unaudited interim financial information of Cristal as of and for the six months ended June 30, 2017.

The pro forma financial statements contained in this prospectus supplement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Transactions for several reasons. For example, the pro forma financial statements have been derived from our historical financial statements and the historical financial statements of Cristal, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Transactions. This information upon which these adjustments and assumptions have been made is preliminary, and such adjustments and assumptions are difficult to make with complete accuracy. Further, the final allocation of the purchase price will be determined after the closing of the Cristal Transaction and after completion of an analysis to determine the fair value of the assets and liabilities of Cristal’s TiO2 business. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments.

The unaudited pro forma condensed combined financial information and related notes present our historical condensed consolidated balance sheet and historical condensed consolidated statements of operations adjusted to reflect the impact of completion of our acquisition of Cristal’s TiO2 business that are (i) directly attributable to the Cristal Transaction, (ii) factually supportable and (iii) expected to have a continuing impact on our combined financial results in the case of the statement of operations and balance sheet, as well as the Alkali Disposition and Refinancing Transactions.

The unaudited pro forma condensed combined financial information does not purport to project our future operating results. The unaudited pro forma condensed combined financial information does not include the impacts of any: (i) cost or revenue synergies; (ii) potential restructuring actions or (iii) future expected transaction-related costs that may result from our purchase of Cristal’s TiO2 business, as they currently are not objectively determinable. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

This information should be read in conjunction with (i) our audited consolidated financial statements and related notes for year ended December 31, 2016 in our Annual Report Form 10-K for the year ended December 31, 2016, which is incorporated by reference herein, (ii) the unaudited interim consolidated financial statements in our Quarterly Report on Form 10-Q for the six months ended June 30, 2017, which is incorporated by reference herein, (iii) the audited consolidated financial statements of Cristal as of and for the year ended December 31, 2016, which is incorporated by reference herein, (iv) the unaudited interim consolidated financial statements of

Cristal as of and for the six months ended June 30, 2017, which is incorporated by reference herein and (v) and the “Unaudited Pro Forma Condensed Combined Financial Statements” of the combined company elsewhere in this prospectus supplement and the accompanying prospectus.

(Millions of U.S Dollars, except per share amounts)
	Pro Forma Combined(1)
	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Statement of Operations Data:
Net sales	$1,789	$3,025
Cost of goods sold	(1,467)	(2,832)
Gross profit	322	193
Selling, general and administrative expenses	(223)	(336)
Restructuring expenses	1	(2)
Income (loss) from operations	100	(145)
Interest and debt expense, net	(95)	(187)
Other income (expense), net	5	5
Income (loss) before income taxes	10	(327)
Income tax (provision) benefit	(2)	107
Net income (loss)	8	(220)
Net income attributable to noncontrolling interest	8	8
Net income (loss) attributable to Tronox Limited	$—	$(228)
Loss per share, basic and diluted	$(0.00)	$(1.48)

Balance Sheet Data (at period end):
Working capital	$1,100
Total assets	$6,427
Total debt, net	$3,376
Total equity	$1,725
(1)	See accompanying notes in “Unaudited Pro Forma Condensed Combined Financial Statements.”

Risk Factors

An investment in our Class A ordinary shares involves a number of risks. You should carefully consider all the information set forth in this prospectus supplement and the accompanying prospectus and incorporated by reference herein and therein before deciding to invest in the Class A ordinary shares. In particular, we urge you to consider carefully the factors set forth below, in the section entitled “Cautionary Note Regarding Forward-Looking Statements” and under Part 1, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016 (as such risk factors may be updated from time to time in our public filings incorporated by reference herein), which is incorporated by reference herein. Any of these risks could materially and adversely affect our or the combined company’s business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this prospectus supplement and the accompanying prospectus. While we believe we have identified and discussed below, in the accompanying prospectus and in the documents incorporated by reference herein and therein the material risks affecting our and the combined company’s business, there may be additional risks and uncertainties that we do not presently know or that we do not currently believe to be material that may adversely affect our business, financial condition and results of operations in the future.

Our South African operations may lose the benefit of the Black Economic Empowerment (“BEE”) status under South African legislation, resulting in the need to implement a remedial solution or introduce a new minority shareholder, which could negatively impact our South African operations.

BEE legislation was introduced into South Africa as a means to seek to redress the inequalities of the previous Apartheid system by requiring the inclusion of historically disadvantaged South Africans in the main-stream economy. Under BEE legislation, South African businesses are required to become “empowered.” South African mining companies are required to comply with a “sector charter” in order to be deemed “empowered.” The South African Mining Charter specifies certain requirements that all mining companies must satisfy to qualify to be issued with a new mining right, to convert an “old order” mining right, take control of, or take transfer of an existing mining right, including a requirement that at least 26% of the shares in such companies are held by BEE “empowered” entities. The South Africa Chamber of Mines (an industry body that represents approximately 90% of the South African mining industry) takes the position that companies are not required to maintain a constant level of empowerment under the so-called “once empowered always empowered” principle that emerges from the Mineral and Petroleum Resources Development Act (“MPRDA”).

The selling shareholder retains a 26% direct ownership interest in each of Tronox KZN Sands (Pty) Ltd and Tronox Mineral Sands (Pty) Ltd. These two entities complied with the requirements of the MPRDA and the South African Mining Charter ownership requirements relating to ownership when they received their relevant mining rights and (subject to the discussion below) based on the “once empowered always empowered” principle, will continue to comply with their mining rights notwithstanding a disposal by the selling shareholder or any changes in the selling shareholder’s own historically disadvantaged South Africans ownership.

Pursuant to the Shareholders’ Agreement, dated June 15, 2012, among us, the selling shareholder, Tronox KZN Sands (Pty) Ltd and Tronox Mineral Sands (Pty) Ltd (the “South African Shareholder’s Agreement”), the selling shareholder has agreed to maintain its direct ownership for a period of the shorter of the date on which the requirement to maintain a direct ownership stake in each of Tronox KZN Sands (Pty) Ltd and Tronox Mineral Sands (Pty) Ltd no longer applies or June 2022 (unless it transfers the direct ownership interests to another qualified buyer under the MPRDA and the Mining Charter). If either Tronox KZN Sands (Pty) Ltd or Tronox Mineral Sands (Pty) Ltd ceases to qualify under the Mining Charter, we and the selling shareholder have agreed to jointly seek a remedial solution. If we and the selling shareholder cannot successfully implement a solution and the reason for this failure is due to anything other than a change in law, then we may dispose of the selling shareholder’s shares in the non-qualifying company to another BEE compliant, qualifying purchaser. During any period of any non-qualification, our South African operations may be in violation of their mining or prospecting rights, as well as the requirements of the MPRDA and the South African Mining Charter, which could result in a suspension or revocation of the non-qualifying company’s mining and prospecting rights (after providing the non-compliant company with an opportunity to remedy the defect complained of) and could expose us to operating restrictions, lost business opportunities and delays in receiving further regulatory approvals for our South African operations and expansion activities. However, as stated above, Tronox KZN Sands (Pty) Ltd and Tronox Mineral Sands (Pty) Ltd complied with the requirements of the MPRDA and the South African Mining Charter relating to ownership when they received their mining rights and (subject to the discussion below) based on the “once empowered always empowered” principle, and will continue to comply with their mining rights notwithstanding a disposal by the selling shareholder or any changes in the selling shareholder’s own historically disadvantaged South Africans ownership. In addition, if the selling shareholder’s direct ownership in Tronox KZN Sands (Pty) Ltd and Tronox Mineral Sands (Pty) Ltd is sold to another purchaser, we could be required to share control of our South African operations with a minority shareholder, which may impact our operational and financial flexibility and could impact profitability, expansion opportunities and our results of operations.

There are two concurrent legal challenges in South Africa that could be material to us. First, the question of whether the “once empowered always empowered” principle applies in the mining industry in South Africa is subject to current litigation between the South Africa Chamber of Mines and the South African Department of Mineral Resources. The “once empowered always empowered” principle asserts that a South African company that satisfied the requirements in the MPRDA and South African Mining Charter to qualify to be issued with a new mining right, to convert an “old order” mining right, take control of, or take transfer of an existing mining right will be deemed to continue to satisfy those ownership requirements for the duration of its mining right, notwithstanding any direct or indirect changes in its shareholding. In the mining sector, the requisite shareholding base is 26% ownership by historically disadvantaged South Africans. An adverse outcome in connection with such litigation could adversely affect our business, financial condition and results of operations.

Second, on June 15, 2017, the South African Department of Mineral Resources issued a substantially revised South African Mining Charter. The revised charter sets forth new requirements with regard to ownership and continuing ownership of mining rights holders by BEE entities, the form and percentage of that ownership in the holder by BEE entities, procurement by the holder from BEE compliant entities, with race, age and gender based ownership criteria and employment quotas, and workers’ housing and living conditions. The new charter was immediately challenged by the South Africa Chamber of Mines. As a result of such legal challenge, the application of the new charter has been consensually suspended pending the conclusion of the legal process. We are uncertain as to whether the new charter will be ultimately implemented in its current form, but a new mining charter with stricter requirements similar to those described above could adversely affect our business, financial condition or results of operations.

The classification of TiO2 as a Category 2 Carcinogen in the European Union (“EU”) could result in more stringent regulatory control with respect to TiO2.

In May 2016, France’s competent authority under the EU’s Registration, Evaluation, Authorisation and Restrictions of Chemicals submitted a proposal to the European Chemicals Agency (“ECHA”) that would classify TiO2 as carcinogenic in humans by inhalation. We, together with other companies and trade associations representing the TiO2 industry and industries consuming our products, submitted comments opposing the classification, based on evidence from epidemiological and other scientific studies. On June 8, 2017, ECHA’s Committee for Risk Assessment (“RAC”) announced its preliminary conclusion that the evidence meets the criteria under the EU’s Classification, Labelling and Packaging Regulation to classify TiO2 as a Category 2 Carcinogen for humans by inhalation. The European Commission will evaluate the RAC formal recommendation in determining whether any regulatory measures should be taken. If the European Commission decides to adopt such a classification, it could require that many products manufactured with TiO2 be classified as containing carcinogenic materials, which could impact our business by inhibiting the marketing of products containing TiO2 to consumers, and subject our manufacturing operations to new regulations that could increase costs. Any classification, use restriction or authorized requirement for use imposed by the ECHA could have additional effects under other EU laws (for example, those affecting medical and pharmaceutical applications, cosmetics, food packaging and food additives) and/or trigger heightened regulatory scrutiny in countries outside the EU based on health and safety grounds. It is also possible that heightened regulatory scrutiny would lead to claims by consumers or those involved in the production of such products alleging adverse health impacts.

Risks Related to the Cristal Transaction

The Cristal Transaction is subject to closing conditions that, if not satisfied or waived, will result in the Cristal Transaction not being completed, which may result in material adverse consequences to our business and operations.

The Cristal Transaction is subject to closing conditions that, if not satisfied, will prevent the Cristal Transaction from being completed. If the Cristal Transaction is not completed, our business and operations could be adversely affected by the loss of employees and customers, the costs incurred in pursuing the Cristal Transaction, and potential reputational harm. In addition to the required approvals and consents from regulatory agencies and governmental entities, the Cristal Transaction is subject to other conditions beyond our control that may prevent, delay or otherwise materially adversely affect its completion. We cannot predict whether and when these other conditions will be satisfied or waived.

This offering is not contingent on the consummation of the Cristal Transaction. Accordingly, if you decide to purchase Class A ordinary shares in this offering, you should be willing to do so whether or not we complete the Cristal Transaction.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Cristal Transaction.

Completion of the Cristal Transaction is conditioned upon filings with, and, in certain cases, the receipt of governmental authorizations, consents, orders or other approvals from, certain governmental entities, including the Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice and certain other foreign authorities. The parties have made or plan to make initial filings with each of these governmental entities where required. We have received clearances for the Cristal Transaction from several jurisdictions, including Australia, Turkey, New Zealand, Colombia and China. The parties received a request for additional information from the FTC on April 13, 2017, to which the parties are responding, and the applicable waiting period under U.S. antitrust laws has not yet expired or been terminated. In addition to the FTC, several other governmental entities, including the EU, Saudi Arabia and South Korea, have not concluded their review and/or yet provided the requisite authorizations, consents, orders or other approvals.

There is no assurance that all of these required authorizations, consents, orders and other approvals will be obtained, and, if they are obtained, they may not be obtained before the completion of this offering. Moreover, if they are obtained, they may require actions or impose restrictions, limitations or conditions on us or Cristal’s TiO2 business. The Cristal Transaction Agreement requires the parties to satisfy any actions, or to agree to any restrictions, limitations or conditions, so long as such actions, restrictions, limitations or conditions would not be detrimental to Cristal Netherlands or any of the transferred Cristal entities, taken as a whole, or us and our subsidiaries, taken as a whole. It is possible that such actions, restrictions, limitations or conditions may have an adverse effect on our business, assets, liabilities, prospects, outlook, financial condition or results of operations of or Cristal’s TiO2 business, but not qualify as detrimental under the Cristal Transaction Agreement. These required actions, restrictions, limitations and conditions also may jeopardize or delay completion of the Cristal Transaction, reduce the anticipated benefits of the Cristal Transaction or allow the parties to terminate the Cristal Transaction. For additional information with regard to the required regulatory filings and approvals, please see “Where You Can Find More Information.”

Failure to complete the Cristal Transaction may negatively impact our future business and we will have incurred substantial expenses without realizing the expected benefits of the Cristal Transaction.

The Cristal Transaction Agreement provides that either we or Cristal may terminate the Cristal Transaction Agreement if the Cristal Transaction is not consummated on or before May 21, 2018. In addition, the Cristal Transaction Agreement contains certain termination rights for each of us and Cristal. Upon termination of the Cristal Transaction Agreement under specific circumstances, we would be required to pay Cristal a termination fee of $100 million or to reimburse Cristal for certain expenses not to exceed $15 million.

If the Cristal Transaction is not completed, we will have incurred, or will incur, substantial expenses in connection with the due diligence, negotiation and completion of the transactions contemplated by the Cristal Transaction Agreement, as well as the costs and expenses of preparing, filing, printing and mailing the proxy statement and all filing fees paid to the SEC and other regulators in connection with the Cristal Transaction. If the Cristal Transaction is not completed on a timely basis, our business and Cristal’s TiO2 business may be adversely affected. If the Cristal Transaction is not completed at all, we will be subject to a number of risks, including (i) being required to pay costs and expenses relating to the Cristal Transaction, such as legal, accounting, financial advisory and printing fees, whether or not the Cristal Transaction is completed and (ii) time and resources committed by our management to matters relating to the Cristal Transaction that could otherwise have been devoted to pursuing other beneficial opportunities.

The unaudited pro forma condensed combined consolidated financial statements, which we refer to as the pro forma financial statements, are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Cristal Transaction.

The pro forma financial statements contained in this prospectus supplement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Cristal Transaction for several reasons. For example, the pro forma financial statements have been derived from our and Cristal’s historical financial statements, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Cristal Transaction. This information upon which these adjustments and assumptions have been made is preliminary, and such adjustments and assumptions are difficult to make with complete accuracy. Further, the final allocation of the purchase price will be determined after the Cristal Transaction has closed and after completion of an analysis to determine the fair value of the assets and liabilities of Cristal’s TiO2 business. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments.

Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Cristal Transaction. For example, the impact of any incremental costs incurred in integrating Cristal’s TiO2 business into ours is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the combined company following the Cristal Transaction may differ significantly from these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial statements may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Cristal Transaction. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the market value of Class A ordinary shares following the Cristal Transaction. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Each of our business and Cristal’s TiO2 business will be subject to business uncertainties and contractual restrictions while the Cristal Transaction is pending and we do not currently and will not control Cristal until completion of the Cristal Transaction.

We do not currently control Cristal and cannot assure you that Cristal will operate the business during the interim period in the same way that we would. Furthermore, the Cristal Transaction has required, and will likely continue to require, substantial time and focus from management, which could adversely affect their ability to operate the business.

Uncertainty about the effect of the Cristal Transaction on employees and customers may have an adverse effect on Cristal’s TiO2 business and consequently on us. These uncertainties may impair the ability of Cristal’s TiO2 business to attract, retain or motivate key personnel until the closing of the Cristal Transaction, and could cause customers and others that deal with Cristal’s TiO2 business to seek to change existing business relationships with Cristal’s TiO2 business. Retention of certain of our employees and of Cristal’s TiO2 business may be challenging during the pendency of the Cristal Transaction, as certain employees may experience uncertainty about their future roles with us. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with or be employed by us, our business following the Cristal Transaction could be harmed.

In addition, the Cristal Transaction Agreement restricts each of us and Cristal’s TiO2 business from making certain acquisitions and taking other specified actions until the Cristal Transaction occurs without the other party. These restrictions may prevent each of us and Cristal’s TiO2 business from pursuing attractive business opportunities that may arise prior to the closing of the Cristal Transaction.

Our ability to use NOLs to offset future income may be limited.

The Company’s ability to use any net operating losses (“NOLs”) generated by it could be substantially limited if the Company were to experience an “ownership change” as defined under Section 382 of the Code. In general, an “ownership change” would occur if the Company’s “5-percent shareholders,” as defined under Section 382 of the Code, including certain groups of persons treated as “5-percent shareholders,” collectively increased their ownership in the Company by more than 50 percentage points over a rolling three-year period. This offering and the issuance of the Class A ordinary shares to Cristal Netherlands in connection with the Cristal Transaction may result in an “ownership change” for U.S. federal and applicable state income tax purposes. In addition, an “ownership change” will most likely occur in the future as a result of future issuances of Class A ordinary shares or Class B ordinary shares (or certain other securities) or certain direct or indirect changes in the ownership of such shares or other securities (for example, as a result of a disposition of shares currently owned by existing “5-percent shareholders,” including the selling shareholder). A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change NOLs (and certain other losses and/or credits) equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate for the month in which the ownership change occurs. Such a limitation could, for any given year, have the effect of increasing the amount of our U.S. federal income tax liability, which would negatively impact the amount of after-tax cash available for distribution to holders of our ordinary shares and our financial condition.

We are currently, and upon the completion of the Cristal Transaction will continue to be, subject to the UK Bribery Act (the “Bribery Act”), the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If the combined company fails to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, each of which could adversely affect our business, results of operations and financial condition.

Our combined company operations will be subject to anti-corruption laws, including the Bribery Act, the FCPA, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and our commercial partners may operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose actions, if non-compliant, could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are currently, and upon consummation of the Cristal Transaction will continue to be, also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the EU, including applicable export control regulations, economic sanctions on countries and persons, anti-money laundering laws, customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. For example, we are subject to certain requirements under the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”), which enforces certain laws and regulations that impose restrictions upon U.S. nationals, U.S. permanent residents, persons located in the U.S. or entities organized under the laws of a U.S. jurisdiction, which we refer to collectively as U.S. Persons, upon business conducted in whole or in part in the U.S. and, in some instances, upon foreign entities owned or controlled by U.S. Persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such OFAC sanctions. We are subject to similar sanctions and restrictions in both the United Kingdom and the EU.

There is no assurance that the combined company will be completely effective in ensuring our compliance with all applicable sanction laws, anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If the combined company is not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by the United Kingdom, the United States or other authorities could also have a material adverse impact on our reputation, our business, results of operations and financial condition.

Risks Related to the Combined Company after Completion of the Cristal Transaction

If the Cristal Transaction is consummated, our shareholders, including any investors in this offering, will have a reduced ownership and voting interest in us (as a proportion of the total outstanding shares) after the Cristal Transaction and will exercise less influence over management.

Class A (including investors in this offering) and Class B shareholders currently possess all voting rights with respect to the election of our board of directors and on other matters affecting us. Upon the closing of the Cristal Transaction, Cristal Netherlands will receive shares in the Cristal Transaction constituting approximately 24% of the combined Class A ordinary shares and Class B ordinary shares outstanding immediately after the Cristal Transaction. As a result, Class A (including investors in this offering) and Class B shareholders, as a group, will own approximately 76% of the combined Class A ordinary shares and Class B ordinary shares outstanding immediately after the Cristal Transaction. As a result, Class A shareholders (including investors in this offering) may have less influence on our management and policies than they now have. See “Our Class B ordinary shares have certain rights that differ from those of Class A ordinary shares, and the selling shareholder may not sell its full ownership of Class B ordinary shares.”

The selling shareholder currently owns 42.7% of our voting securities as of September 29, 2017. Following the Cristal Transaction, the selling shareholder will own approximately 32.5% of our voting securities, without giving effect to this offering. Following this offering and the Cristal

Transaction, the selling shareholder will own approximately 18.3% of our voting securities if the underwriters’ exercise their option to purchase additional Class A ordinary shares in full (or approximately 20.1% of our voting securities if the underwriters’ do not exercise their option). While the selling shareholder’s ability to elect Class B directors and consent to certain corporate actions, as set forth in our Constitution and the Shareholder’s Deed, dated June 15, 2012, among us, Thomas Casey and the selling shareholder (the “Shareholder’s Deed”), will not change so long as the selling shareholder holds Class B ordinary shares equal to at least 10% of the total voting interest, the selling shareholder may have less influence on matters submitted to shareholders to be voted on as a single class than it has now. See “—Our Class B ordinary shares have certain rights that differ from those of Class A ordinary shares, and the selling shareholder may not sell its full ownership of Class B ordinary shares.” If the Cristal Transaction is consummated, Cristal may become our largest shareholder following this offering and have greater influence over our affairs, and Class A shareholders may have less influence on our management and policies than they now have.

In addition, under the shareholders agreement to be entered into upon the closing of the Cristal Transaction (the “Cristal Shareholders Agreement”) among us, Cristal, Cristal Netherlands and the underlying shareholders of Cristal (collectively, the “Cristal Shareholders”), as long as the Cristal Shareholders, collectively, beneficially own at least 28,185,000 Class A ordinary shares, they will have the right to designate for nomination two Class A directors of our board of directors and, as long as they beneficially own at least 15,568,333 Class A ordinary shares but less than 28,185,000 Class A ordinary shares, they will have the right to designate for nomination one Class A director of our board of directors. The Cristal Shareholders Agreement will also provide that, as long as the Cristal Shareholders own at least 11,743,750 Class A ordinary shares, they will be granted certain preemptive rights. The selling shareholder’s rights under our Constitution and the Shareholder’s Deed will remain unchanged following the Cristal Transaction.

This concentration of share ownership may adversely affect the trading price of our Class A ordinary shares because investors may perceive disadvantages in owning shares in a company with significant shareholders.

The number of Class A ordinary shares to be issued in the Cristal Transaction to Cristal Netherlands is not adjustable based on the market price of Class A ordinary shares, so the transaction consideration at the closing of the Cristal Transaction may have a greater or lesser implied value than at the time the Cristal Transaction Agreement was signed.

The parties to the Cristal Transaction Agreement have fixed the number of Class A ordinary shares to be issued to Cristal Netherlands, and this number is not adjustable based on changes in the market price of Class A ordinary shares. Any changes in the market price of Class A ordinary shares will not affect the number of Class A ordinary shares that Cristal Netherlands is entitled to receive pursuant to the Cristal Transaction Agreement. Therefore, if, prior to the closing of the Cristal Transaction, the market price of Class A ordinary shares declines from the market price on the date of the Cristal Transaction Agreement, Cristal Netherlands would receive consideration with less implied value. Conversely, if, prior to the closing of the Cristal Transaction, the market price for Class A ordinary shares increases from the market price on the date of the Cristal Transaction Agreement, Cristal Netherlands would receive consideration with more implied value. Because the number of Class A ordinary shares to be issued in the Cristal Transaction to Cristal Netherlands does not adjust as a result of changes in the value of Class A ordinary shares, for any amount that the market value of Class A ordinary shares rises or declines, there is a corresponding rise or decline, respectively, in the value of the aggregate share consideration issued to Cristal Netherlands.

If Cristal Netherlands immediately sells Class A ordinary shares received in the Cristal Transaction it could depress the market value of our Class A ordinary shares.

We plan to issue 37,580,000 Class A ordinary shares to Cristal Netherlands as part of the consideration in connection with the Cristal Transaction. The Cristal Shareholders Agreement will permit Cristal Netherlands to sell up to an aggregate number of Class A ordinary shares equal to 4% of the total number of outstanding voting securities immediately after the closing of the Cristal Transaction, as adjusted for any stock split, reverse stock split or similar transaction. We have agreed pursuant to the Cristal Shareholders Agreement to file promptly after the closing of the Cristal Transaction a registration statement covering such number of shares, which may be sold as soon as such registration statement becomes effective. Other than with respect to those shares, the Cristal Shareholders Agreement will include restrictions on Cristal Netherlands’s ability to transfer any of its Class A ordinary shares for a period of three years after the closing of the Cristal Transaction, other than to certain permitted transferees after the later of 18 months and the date on which all indemnification claims under the Cristal Transaction Agreement have been finally resolved. The Cristal Shareholders Agreement will also contain certain demand and piggy-back registration rights, which commence after the three-year transfer restriction period expires. If Cristal Netherlands sells significant amounts of our Class A ordinary shares following the Cristal Transaction (subject to the transfer restrictions specified in the Cristal Shareholders Agreement), the market price of Class A ordinary shares could decrease. Any such sales, in addition to any sales by the selling shareholder pursuant to this offering or any future offering, may also make it more difficult for us to issue equity securities or equity-related securities in the future at a time and at a price that we otherwise would deem appropriate.

We may fail to realize all of the anticipated benefits of the Cristal Transaction, including expected synergies, earnings per share accretion or EBITDA and free cash flow growth and we will be subject to business uncertainties that could adversely affect our business.

The success of the Cristal Transaction will depend, in part, on our ability to realize anticipated cost synergies, earnings per share accretion or EBITDA and free cash flow growth. Our success in realizing these benefits, and the timing of this realization, depends on the successful integration of our business and operations with Cristal’s TiO2 business and may require significant internal and external investment. Even if we are able to integrate Cristal’s TiO2 business successfully, this integration may not result in the realization of the full benefits of the Cristal Transaction that we currently expect within the anticipated time frame or at all.

There is also the possibility that:

•	the Cristal Transaction may result in our assuming unexpected liabilities, for example environmental liabilities;
•	we may experience difficulties integrating operations and systems, for example with respect to accounting and IT controls, IT systems as well as company policies and cultures;
•	we may fail to retain and assimilate employees of Cristal’s TiO2 business; and
•	problems may arise in entering new markets in which we have little or no experience.

Uncertainty about the effect of the Cristal Transaction on employees, customers and suppliers may have an adverse effect on our business. These uncertainties may impair our ability to attract, retain and motivate key personnel until the Cristal Transaction is consummated and for a period of time thereafter, and could cause our customers, suppliers and other business partners to delay or defer certain business decisions or to seek to change existing business relationships with us. The occurrence of any of these events could have a material adverse effect on our operating results, particularly during the period immediately following the closing of the Cristal Transaction.

The combined company’s future results could suffer if it does not effectively manage its expanded business, operations and employee base following the Cristal Transaction.

The size of the combined company’s business, operations and employee base following the Cristal Transaction will be greater than the standalone size of the business, operations and employee base of either us or Cristal’s TiO2 business prior to the Cristal Transaction. The combined company’s future success depends, in part, upon our ability to manage this expanded business, operations and employee base, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. We may not be able to successfully manage the combined company’s expanded business, operations and employee base following the Cristal Transaction.

The combined company will be exposed to the risks of operating a global business in new countries.

Cristal’s TiO2 business operates in certain countries, such as Brazil, China and the Kingdom of Saudi Arabia, in which we have not historically had operations or business. The combined company’s global operations will be subject to a number of risks, including:

•	adapting to unfamiliar regional and geopolitical conditions and demands, including political instability, civil unrest, expropriation, nationalization of properties by a government, imposition of sanctions, changes to import or export regulations and fees, renegotiation or nullification of existing agreements, mining leases and permits;
•	increased difficulties with regard to political and social attitudes, laws, rules, regulations and policies within countries that favor domestic companies over non-domestic companies, including customer- or government-supported efforts to promote the development and growth of local competitors;
•	economic and commercial instability risks, including those caused by sovereign and private debt default, corruption, and new and unfamiliar laws and regulations at national, regional and local levels, including taxation regimes, tariffs and trade barriers, exchange controls, repatriation of earnings, and labor and environmental and health and safety laws and regulations;
•	implementation of additional technological and cybersecurity measures and cost reduction efforts, including restructuring activities, which may adversely affect the combined company’s ability to capitalize on opportunities;
•	major public health issues which could cause disruptions in our operations or workforce;
•	war or terrorist activities;
•	difficulties enforcing intellectual property and contractual rights in certain jurisdictions; and
•	unexpected events, including fires or explosions at facilities, and natural disasters.

In some locations in which the combined company will operate, particularly in those with developing economies, business practices may exist that are prohibited by laws and regulations applicable to the combined company, such as U.S. and EU import and export controls, economic sanctions programs and anti-corruption laws and regulations. Our existing compliance controls may not be sufficient in order to prevent or detect inadequate practices, fraud or violations of law by the combined company’s intermediaries, sales agents or employees, which could subject the combined company to penalties and material adverse consequences on its business, financial condition or results of operations. These factors, in addition to the difficulties and uncertainties associated with entering into new countries, including cultural and language differences, will make it more challenging for the combined company to forecast its operating results, make business decisions and identify and prioritize the risks that may affect its business, sources and uses of cash, financial condition and results of operations.

Cristal is currently not a publicly reporting company and the obligations associated with integrating into a public company will require significant resources and management attention.

Cristal is, and prior to the consummation of the Cristal Transaction will remain, a private company that is not subject to reporting requirements and does not have accounting personnel specifically employed to review internal controls over financial reporting. Upon completion of the Cristal Transaction, the Cristal business will become subject to the rules and regulations established from time to time by the SEC and the NYSE. In addition, as a public company, we are required to document and test our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 so that our management can certify as to the effectiveness of our internal controls over financial reporting, which, by the time our second annual report is filed with the SEC following the consummation of the Cristal Transaction, would include the acquired Cristal business. Bringing Cristal into compliance with these rules and regulations and integrating Cristal into our current compliance and accounting system may require us to make and document significant changes to Cristal’s internal controls over financial reporting, increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Furthermore, the need to establish the necessary corporate infrastructure to integrate Cristal may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise upon the Cristal Transaction and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to bring Cristal into compliance with these requirements. We anticipate that these costs will materially increase our selling, general and administration expenses. In addition, bringing Cristal into compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may not be able to continue to grow through acquisitions.

In the past, we have sought growth through acquisitions of, or significant investments in, businesses that offer complementary products and services or otherwise support our growth objectives. However, following the consummation of the Cristal Transaction, we may not be able to continue to identify attractive acquisition targets and consummate acquisitions. Upon the closing of the Cristal Transaction and the incurrence of any debt in connection therewith, our anticipated level of indebtedness may be significantly higher than prior to the closing of the Cristal Transaction. As a result, we may not be able to arrange financing for future acquisitions on acceptable terms. In addition, the combined company will be a substantially larger company than we are at this time and may face additional scrutiny in connection with federal and state governmental approvals in connection with any future acquisitions of attractive targets and may not be able to obtain such approvals at all. The realization of any of these risks could adversely affect our or the combined company’s business.

Cristal may have liabilities that are not known to us and the indemnities we have negotiated in the Cristal Transaction Agreement may not adequately protect us.

As part of the Cristal Transaction, we will assume certain liabilities of Cristal, including significant environmental remediation and monitoring liabilities at Cristal’s current and formerly-owned properties and closure and post-closure costs at certain of Cristal’s mining and landfill facilities. There may be liabilities that we failed or were unable to discover in the course of performing due diligence investigations into Cristal. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations. Further, we have not performed all of the valuations necessary to ascertain the fair value of the identifiable assets acquired and the liabilities assumed and the related allocation of the purchase price. The purchase price allocation relating to the Cristal Transaction may result in significant adjustments to the historical values of property, plant and equipment, intangible assets, liabilities and provisions, which could, in turn, result in additional depreciation and amortization expense. As we integrate Cristal, we may learn additional information about Cristal that may adversely impact us, such as unknown or contingent liabilities, adequacy of financial reserves and issues relating to non-compliance with applicable laws.

Risks Related to Ownership of Our Class A Ordinary Shares

Our share price has fluctuated in the past and may fluctuate in the future. Accordingly, you may not be able to resell your Class A ordinary shares at or above the price at which you purchased them.

The trading price of our Class A ordinary shares has fluctuated in the past. The trading price of our Class A ordinary shares could fluctuate significantly in the future and could be negatively affected in response to various factors, including:

•	market conditions in the broader stock market in general;
•	our ability to make investments with attractive risk-adjusted returns;
•	market perception of our current and projected financial condition, potential growth, future earnings and future cash dividends;
•	announcements we make regarding dividends;
•	actual or anticipated fluctuations in our quarterly financial and operating results;
•	additional offerings of our Class A ordinary shares or equity-linked securities;
•	actions by rating agencies;
•	short sales of our Class A ordinary shares;
•	any decision to pursue a distribution or disposition of a meaningful portion of our assets;
•	issuance of new or changed securities analysts’ reports or recommendations;
•	market perception or media coverage of us, other similar companies or the outlook of the markets and industries in which we compete;
•	major reductions in trading volumes on the exchanges on which we operate;
•	legislative or regulatory developments, including changes in the status of our regulatory approvals or licenses; and
•	litigation and governmental investigations.

These and other factors may cause the market price and demand for our Class A ordinary shares to fluctuate substantially, which may negatively affect the price or liquidity of our Class A ordinary shares.

In addition, the market price of our Class A ordinary shares may fluctuate significantly following consummation of the Cristal Transaction if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of our and Cristal’s businesses are not realized, or if the transaction costs relating to the Cristal Transaction are greater than expected, or if the financing relating to the transaction is on unfavorable terms. The market price also may decline if the combined company does not achieve the perceived benefits of the Cristal Transaction as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Cristal Transaction on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. In addition, our business differs from that of Cristal, and accordingly, the results of operations of the combined company and the market price of our Class A ordinary shares after the completion of the Cristal Transaction may be affected by factors different from those currently affecting the independent results of operations of each of our and Cristal’s business.

When the market price of a stock has been volatile or has decreased significantly in the past, holders of that stock have, at times, instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending, settling or paying any resulting judgments related to the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business and hurt our share price.

Our Class B ordinary shares have certain rights that differ from those of Class A ordinary shares, and the selling shareholder may not sell its full ownership of Class B ordinary shares.

Holders of Class B ordinary shares have certain rights that differ from those of holders of Class A ordinary shares, and holders of Class A ordinary shares do not and will not have the same rights as holders of Class B ordinary shares. Certain significant corporate actions require the approval of holders of Class A ordinary shares and Class B ordinary shares voting as separate classes. For example, for as long as the Class B voting interest is at least 20.0%, a separate vote by holders of

Class A ordinary shares and Class B ordinary shares is required to approve certain types of mergers or similar transactions that result in a change in control or a sale of all or substantially all of our assets, or any reorganization or similar transaction that does not treat Class A ordinary shares and Class B ordinary shares equally. In addition, our Constitution provides that, for as long as the Class B voting interest is at least 10% of the total voting interest in us, there must be nine directors on our board, of which the holders of Class A ordinary shares will be entitled to vote separately to elect a certain number of directors to our board (which we refer to as Class A directors) and the holders of Class B ordinary shares will be entitled to vote separately to elect a certain number of directors to our board (which we refer to as Class B directors). If the Class B voting interest is greater than or equal to 30%, our board will consist of six Class A directors and three Class B directors. If the Class B voting interest is greater than or equal to 20% but less than 30%, our board of directors will consist of seven Class A directors and two Class B directors. If the Class B voting interest is greater than or equal to 10% but less than 20%, our board will consist of eight Class A directors and one Class B director. If the Class B voting interest is less than 10%, there will be nine Class A directors and no Class B directors. As a result an investor in the Class A ordinary shares may not have as much control over the Company as a holder of the same amount of Class B ordinary shares.

As of September 29, 2017, the selling shareholder held approximately 42.7% of our voting securities and had three representatives serving as directors on our nine-member board. Following this offering, the selling shareholder will own approximately 24.0% of our voting securities if the underwriters exercise their option to purchase additional Class A ordinary shares in full (or approximately 26.4% of our voting securities if the underwriters do not exercise their option). Although the selling shareholder has announced its intention to monetize its ownership stake in us over time, including pursuant to this offering, there is no assurance as to when the selling shareholder will successfully complete the sale of all of its Class B ordinary shares, or that the selling shareholder will be able to sell all of its Class B ordinary shares. As a result, Class A ordinary shares may have different value and rights as a result of the selling shareholder’s actions in future offerings.

Future sales and issuances of our Class A ordinary shares could reduce the market price of our Class A ordinary shares.

Sales of our Class A ordinary shares or other securities in the public or private market, or the perception that these sales may occur, could cause the market price of our Class A ordinary shares to decline. See “—If Cristal Netherlands immediately sells Class A ordinary shares received in the Cristal Transaction it could depress the market value of our Class A ordinary shares.” The selling shareholder intends to sell the remainder of its shares over time following this offering. This could also impair our ability to raise additional capital through the sale of our equity securities. We may also acquire interests in other companies by using a combination of cash and our Class A ordinary shares or just our Class A ordinary shares. Under our Constitution, we are authorized to issue additional ordinary shares and preference shares at the discretion of the board of directors, and Class B ordinary shares so long as 80% of the holders of the Class B ordinary shares vote in favor of such issuance. We cannot predict the size of future issuances of our ordinary shares or preference shares or other securities or the effect, if any, that future sales and issuances of ordinary shares and other securities would have on the market price of our Class A ordinary shares. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our Class A ordinary shares.

We have existing indebtedness and our Class A ordinary shares rank junior to all of our consolidated liabilities.

In the event of a bankruptcy, liquidation, dissolution or winding up, our assets will be available to pay obligations on our Class A ordinary shares only after all of our consolidated liabilities have been paid. In the event of a bankruptcy, liquidation, dissolution or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay any amounts with respect to the Class A ordinary shares then outstanding. We have a significant amount of indebtedness, which amounted to $3.2 billion at September 28, 2017, with $550 million of availability under our existing revolving credit facility and access to an additional $250 million of availability subject to lender commitments. We may incur additional indebtedness to fund the Cristal Transaction. On a pro forma basis to give effect to the Cristal Transaction and the other events described under “Unaudited Pro Forma Condensed Combined Financial Data of the Combined Company,” we would have had $3.4 billion of outstanding indebtedness on a consolidated basis as of June 30, 2017, with $550 million of availability under our revolving credit facility, and may also take on additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under the terms of our existing indebtedness.

We have and the combined company will have a significant amount of goodwill and other intangible assets on our balance sheet. If our goodwill or other intangible assets become impaired, we may be required to record a non-cash charge to earnings and reduce our shareholders’ equity.

Under U.S. GAAP, intangible assets are reviewed for impairment on an annual basis or more frequently whenever events or circumstances indicate that their carrying value may not be recoverable. We monitor relevant circumstances, including expected synergies from combining operations of an acquiree and an acquirer as well as from intangible assets that do not qualify for separate recognition, our overall financial performance and the market price for our Class A ordinary shares, and the potential impact that changes in such circumstances might have on the valuation of our goodwill or other intangible assets. If our goodwill or other intangible assets are determined to be impaired in the future, we may be required to record a non-cash charge to earnings during the period in which the impairment is determined, which would reduce our shareholders’ equity.

Risk Factors Relating to Us and Our Business

We are, and will continue to be, subject to the risks described in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016, as updated by other reports filed with the SEC, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. For additional information, see the section entitled “Where You Can Find More Information.”

Use of Proceeds

We will not receive any proceeds from the sale of our Class A ordinary shares by the selling shareholder.

Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined financial data contained herein were prepared giving effect to the Cristal Transaction, the Alkali Disposition detailed below and the Refinancing Transactions.

On February 21, 2017, we entered into a transaction agreement with Cristal and Cristal Netherlands, pursuant to which Cristal and Cristal Netherlands will effect a restructuring under which the assets and operations relating to the TiO2 business of Cristal will be reorganized under one or more entities owned by Cristal BV, and Cristal will separately establish a new entity in the Kingdom of Saudi Arabia to hold certain assets and operations in the Kingdom of Saudi Arabia. Cristal is a privately held company registered under the laws of the Kingdom of Saudi Arabia and is headquartered in Jeddah, Saudi Arabia. In consideration of the foregoing, we (i) will make an aggregate cash payment equal to $1,673 million, subject to certain adjustments, to Cristal and Cristal Netherlands, and (ii) will issue and deliver to Cristal Netherlands 37,580,000 of our Class A ordinary shares.

On August 2, 2017, we announced that we had entered into a stock purchase agreement to sell our Alkali business to Genesis Energy, L.P. for $1,325 million in cash, subject to a working capital adjustment. The Alkali Disposition closed on September 1, 2017.

The pro forma financial statements are presented on the basis that we will finance the Cristal Transaction using certain cash proceeds from the sale of the Alkali business together with proceeds raised from the Refinancing Transactions as described in Note 7(f) and the remainder with cash.

The pro forma financial statements contained in this prospectus supplement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Transactions for several reasons. For example, the pro forma financial statements have been derived from our historical financial statements and the historical financial statements of Cristal, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Transactions. This information upon which these adjustments and assumptions have been made is preliminary, and such adjustments and assumptions are difficult to make with complete accuracy. Further, the final allocation of the purchase price will be determined after the closing of the Cristal Transaction and after completion of an analysis to determine the fair value of the assets and liabilities of Cristal’s TiO2 business. Accordingly, the final purchase accounting adjustments may be materially different from the unaudited pro forma adjustments.

The following unaudited pro forma condensed combined financial information and related notes present our historical condensed consolidated balance sheet and historical condensed consolidated statements of operations adjusted to reflect the impact of completion of our acquisition of Cristal’s TiO2 business that are (i) directly attributable to the Cristal Transaction, (ii) factually supportable and (iii) expected to have a continuing impact on our combined financial results in the case of the statement of operations and balance sheet, as well as the Alkali Disposition and Refinancing Transactions.

The unaudited pro forma condensed combined financial information for the years ended December 31, 2016 and 2015 has been derived from our audited consolidated financial statements for the years ended December 31, 2016 and 2015 and the audited consolidated financial statements of Cristal for the year ended December 31, 2016. The unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2017 has been derived from our unaudited interim condensed consolidated financial statements and unaudited interim financial information of Cristal as of and for the six months ended June 30, 2017. The unaudited pro forma condensed combined financial information has been adjusted for the Cristal Transaction and the Refinancing Transactions as if each had been completed on January 1, 2016, and the Alkali

Disposition as if the sale had been completed on January 1, 2015, in the case of the unaudited pro forma condensed combined statement of operations, and on June 30, 2017, in the case of the unaudited pro forma condensed combined balance sheet.

In addition to the sale of the Alkali business and the additional debt described above and described further in Note 7(f) below, the unaudited pro forma condensed combined financial statements include the following adjustments related to the Cristal Transaction:

•	the acquisition of Cristal’s TiO2 business for consideration totaling $1,673 million of cash plus 37,580,000 of our Class A ordinary shares;
•	the impact of converting Cristal’s historical financial information as prepared in accordance with Saudi GAAP, to U.S. GAAP for the year ended December 31, 2016;
•	the impact of converting Cristal’s historical financial information, as prepared in accordance with IFRS, to U.S. GAAP for the six months ended June 30, 2017;
•	the translation of Cristal’s historical financial information from SR into USD;
•	the impact of preliminary fair value adjustments to the acquired assets and assumed liabilities of Cristal’s TiO2 business;
•	reclassifications needed to conform the accounting policies of Cristal to our policies;
•	the elimination of acquisition-related transaction costs incurred for the year ended December 31, 2016 and the six months ended June 30, 2017;
•	the elimination of sales and the impacts of a licensing agreement between us and Cristal for the year ended December 31, 2016 and the six months ended June 30, 2017; and
•	the related income tax effects of the pro forma adjustments.

We accounted for the Cristal Transaction within the accompanying unaudited pro forma condensed combined financial information using the acquisition method of accounting in accordance with ASC 805. As valuations and other studies have yet to progress to a stage where there is sufficient information for a definitive measure of fair value, we have assumed that fair values of the tangible and intangible assets acquired and liabilities assumed at the acquisition date to equal their carrying value. Goodwill, as of the acquisition date, was measured as the excess of purchase consideration over the preliminary fair value of net tangible and identifiable intangible assets acquired. The preliminary measurement used for the net tangible and identifiable intangible assets acquired is their carrying value as an estimate of fair value. As a result of that analysis, management may identify differences that, when purchase accounting procedures are completed, could be materially different from the unaudited pro forma condensed combined financial information included herein.

The historical financial information of Cristal for the year ended December 31, 2016 was prepared in accordance with Saudi GAAP and is presented in SR. The unaudited pro forma condensed combined financial information includes adjustments and reclassifications to convert statements of operations of Cristal from Saudi GAAP to U.S. GAAP on a consistent basis with our company and to translate the financial statements from SR to USD.

Effective January 1, 2017, Cristal adopted IFRS and the financial information for the six months ended June 30, 2017 are shown under these reporting standards and presented in SR. The unaudited pro forma condensed combined financial information includes adjustments and reclassifications to convert the historical balance sheet and statements of operations of Cristal from IFRS to U.S. GAAP on a consistent basis with our company and to translate the interim financial information from SR to USD. When the transaction is completed, management will conduct a further review of adjustments and reclassifications to convert the Cristal interim financial information from IFRS to U.S. GAAP on a consistent basis with our company, and as a result, management may identify further differences that could have a material impact on the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not purport to project our future operating results. The unaudited pro forma condensed combined financial information does not include the impacts of any: (i) cost or revenue synergies; (ii) potential restructuring actions or (iii) future expected transaction-related costs that may result from our purchase of Cristal’s TiO2 business, as they currently are not objectively determinable. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

This unaudited pro forma condensed combined financial information, including the related notes, is derived from, and should be read in conjunction with, our audited consolidated financial statements, which are available in our Annual Report on Form 10-K for the years ended December 31, 2016 and 2015, including our Current Report on Form 8-K, filed on June 2, 2017, to provide additional information and details regarding the revision of our previously issued December 31, 2016 financial statements and quarterly financial statements in 2016, and our unaudited interim financial statements, which are available in our Quarterly Report on Form 10-Q for the six months ended June 30, 2017, which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The audited consolidated financial statements of Cristal for the year ended December 31, 2016 are included in the Cristal Proxy Statement.

Tronox Limited
Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2017

Millions of U.S. Dollars	Tronox Historical June 30, 2017	Alkali Disposition Adjustments (Note 2)	Tronox Pro Forma (Subtotal)	Cristal Historical June 30, 2017 U.S. GAAP (Note 3)	Reclass- ifications (Note 4)	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents(1)	$305	$1,325	$1,630	$—	$—	$(1,454)	(7f)	$176
Accounts receivable, net of allowance for doubtful accounts	457	(125)	332	484	(139)	—		677
Inventories, net	506	(35)	471	537	—	—		1,008
Prepaid and other assets	54	(28)	26	—	139	—		165
Total current assets	1,322	1,137	2,459	1,021	—	(1,454)		2,026
Property, plant and equipment, net	1,816	(723)	1,093	1,601	—	(16)	(7b)	2,678
Mineral leaseholds, net	1,608	(727)	881	—	—	—		881
Goodwill and intangible assets, net	210	—	210	—	—	431	(6)	641
Other long-term assets	38	(4)	34	167	—	—		201
Total assets	$4,994	$(317)	$4,677	$2,789	$—	$(1,039)		$6,427

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$201	$(48)	$153	$440	$(197)	$(3)	(7b)	$393
Accrued liabilities	181	(31)	150	1	197	32	(7e)	380
Short-term debt	150	—	150	8	—	(25)	(7f)	133
Long-term debt due within one year	16	—	16	24	—	(5)	(7f)	35
Income taxes payable	2	(15)	(13)	—	—	(2)	(7a)	(15)
Total current liabilities	550	(94)	456	473	—	(3)		926
Noncurrent liabilities:
Long-term debt, net	2,886	—	2,886	59	—	263	(7f)	3,208
Long-term deferred tax liabilities	161	(1)	160	68	67	—		295
Other long-term liabilities	222	(21)	201	139	(67)	—		273
Total liabilities	3,819	(116)	3,703	739	—	260		4,702

Contingencies and Commitments
Stockholders’ equity:
Share capital	1,536	—	1,536	2,013	—	(1,279)	(7a)	2,270
Accumulated deficit	(69)	(201)	(270)	—	—	(14)	(7g)	(284)
Accumulated other comprehensive income (loss)	(454)	—	(454)	6	—	(6)	(7a)	(454)
Total Tronox Limited shareholders’ equity	1,013	(201)	812	2,019	—	(1,299)		1,532
Noncontrolling interest	162	—	162	31	—	—		193
Total equity	1,175	(201)	974	2,050	—	(1,299)		1,725

Total liabilities and stockholders’ equity	$4,994	$(317)	$4,677	$2,789	$—	$(1,039)		$6,427
(1)	Cash and cash equivalents of Tronox contains $2 million of restricted cash.

See accompanying notes to the unaudited pro forma condensed combined financial information.

Tronox Limited
Unaudited Pro Forma Condensed Combined
Statement of Operations
For the Six Months Ended June 30, 2017

Millions of U.S. Dollars (except per share amounts)	Tronox Historical June 30, 2017	Alkali Disposition Adjustments (Note 2)	Tronox Pro Forma (Subtotal)	Cristal Historical June 30, 2017 U.S. GAAP (Note 3)	Reclass- ifications (Note 4)	Pro Forma Adjustments	Notes	Pro Forma Combined
Net sales	$1,191	$(392)	$799	$1,017	$—	$(27)	(7b)	$1,789
Cost of goods sold	(977)	335	(642)	(830)	(19)	24	(7b)	(1,467)
Gross profit	214	(57)	157	187	(19)	(3)		322
Selling, general and administrative expenses	(143)	—	(143)	(139)	19	(3)	(7c)
		12	12			31	(7d)	(223)
Restructuring expenses	—	1	1	—	—	—		1
Income (loss) from operations	71	(44)	27	48	—	25		100
Interest and debt expense, net	(92)	—	(92)	(5)	(3)	5	(7f)	(95)
Other income (expense), net	(7)	—	(7)	9	3	—		5
Income (loss) before income taxes	(28)	(44)	(72)	52	—	30		10
Income tax (provision) benefit	(5)	1	(4)	2	—	—		(2)
Net income (loss)	(33)	(43)	(76)	54	—	30		8
Net income attributable to noncontrolling interest	5	—	5	3	—	—		8
Net income (loss) attributable to Tronox Limited	$(38)	$(43)	$(81)	$51	$—	$30		$—
Loss per share, basic and diluted (Note 9)	$(0.32)		$(0.68)					$(0.00)
Weighted average shares outstanding, basic and diluted (in thousands):	118,804		118,804					156,384

See accompanying notes to the unaudited pro forma condensed combined financial information.

Tronox Limited
Unaudited Pro Forma Condensed Combined
Statement of Operations
For The Year Ended December 31, 2016

Millions of U.S. Dollars (except per share amounts)	Tronox Historical Fiscal Year December 31, 2016	Alkali Disposition Adjustments (Note 2)	Tronox Pro Forma (Subtotal)	Cristal Historical Fiscal Year Ended December 31, 2016 U.S. GAAP (Note 3)	Reclass- ifications (Note 4)	Pro Forma Adjustments	Notes	Pro Forma Combined
Net sales	$2,093	$(784)	$1,309	$1,737	$—	$(21)	(7b)	$3,025
Cost of goods sold	(1,846)	671	(1,175)	(1,582)	(92)	17	(7b)	(2,832)
Gross profit	247	(113)	134	155	(92)	(4)		193
Selling, general and administrative expenses	(210)	25	(185)	(241)	93	(5)	(7c)	(338)
						2	(7d)	2
Restructuring expense	(1)	—	(1)	—	(1)	—		(2)
Income (loss) from operations	36	(88)	(52)	(86)	—	(7)		(145)
Interest and debt expense, net	(184)	—	(184)	18	(30)	9	(7f)	(187)
Other income (expense) including gain on extinguishment of debt, net	(25)	1	(24)	(1)	30	—	(7f)	5
Loss before income taxes	(173)	(87)	(260)	(69)	—	2		(327)
Income tax (provision) benefit	115	1	116	(9)	—	—		107
Net loss	(58)	(86)	(144)	(78)	—	2		(220)
Net income attributable to noncontrolling interest	1	—	1	7	—	—		8
Net loss attributable to Tronox Limited	$(59)	$(86)	$(145)	$(85)	—	$2		$(228)
Loss per share, basic and diluted (Note 9)	$(0.50)		(1.25)					$(1.48)
Weighted average shares outstanding, basic and diluted (in thousands)	116,161		116,161					153,741

See accompanying notes to the unaudited pro forma condensed combined financial information.

Tronox Limited
Unaudited Pro Forma Condensed Combined Statement of Operations
For The Year Ended December 31, 2015

Millions of U.S. Dollars (except per share amounts)	Tronox Historical Fiscal Year December 31, 2015	Alkali Disposition Adjustments (Note 2)	Tronox Pro Forma
Net sales	$2,112	$(602)	$1,510
Cost of goods sold	(1,992)	505	(1,487)
Gross profit	120	(97)	23
Selling, general and administrative expenses	(217)	25	(192)
Restructuring expense	(21)	—	(21)
Loss from operations	(118)	(72)	(190)
Interest and debt expense, net	(176)	—	(176)
Other income, net	28	1	29
Loss before income taxes	(266)	(71)	(337)
Income tax (provision) benefit	(41)	1	(40)
Net loss	(307)	(70)	(377)
Net income attributable to noncontrolling interest	11	—	11
Net loss attributable to Tronox Limited	$(318)	$(70)	$(388)
Loss per share, basic and diluted (Note 9)	$(2.75)		(3.36)
Weighted average shares outstanding, basic and diluted (in thousands):	115,566		115,566

See accompanying notes to the unaudited pro forma condensed combined financial information.

Tronox Limited
Notes to Unaudited Pro Forma Condensed Combined Financial Information
(In Millions of U.S. Dollars, unless otherwise noted)

Note 1 Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 is presented as if the acquisition of Cristal’s TiO2 business and the Refinancing Transactions had occurred on June 30, 2017 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 and the six months ended June 30, 2017 is presented as if the acquisition of Cristal’s TiO2 business, the Refinancing Transactions and the sale of the Alkali business for $1,325 million in cash had occurred on January 1, 2016. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 displays the pro forma results of Tronox excluding those of the Alkali business as if the Alkali Disposition had occurred on January 1, 2015 and does not include the adjustments for the acquisition of Cristal or the Refinancing Transactions.

Note 2 Unaudited Disposition Adjustments – Sale of the Alkali Business

On August 2, 2017 Tronox announced that it had entered into a definitive agreement to sell the Alkali business to Genesis Energy, L.P. for $1,325 million in cash, subject to customary closing conditions and working capital adjustment. The pro forma financial information was adjusted to exclude the Alkali business. The Alkali Disposition closed on September 1, 2017.

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 reflects a preliminary estimate of the Alkali assets and liabilities, net of cash, of $1,642 million and $116 million, respectively. The unaudited condensed combined statement of operations reflects the removal of the Alkali net income of $43 million, $86 million and $70 million for the six months ended June 30, 2017 and years ended December 31, 2016 and 2015, respectively. The estimated pre-tax loss of $201 million resulting from the sale of the Alkali business below its estimated book value at June 30, 2017 is included in the unaudited pro forma condensed combined balance sheet as a reduction to retained earnings. The estimated loss has not been reflected in the unaudited pro forma condensed combined statement of operations as it is considered nonrecurring in nature.

The unaudited pro forma condensed combined balance sheet includes a $2 million income tax benefit, which will result from the sale of Alkali and this estimate is subject to change based on the final Alkali purchase price. Further, the deferred tax liabilities that have been identified to Alkali within the pro forma financial information could materially change and Tronox will continue to monitor any changes up through the closing date.

The following table shows the comparison of the Tronox pro forma statement of operations that excludes the results of Alkali without the adjustments for the acquisition of Cristal for the years ended December 31, 2016 and 2015 as if the Alkali Disposition had occurred on January 1, 2015:

	Tronox Pro Forma December 31, 2016	Tronox Pro Forma December 31, 2015
Net sales	$1,309	$1,510
Cost of goods sold	(1,175)	(1,487)
Gross profit	134	23
Selling, general and administrative expenses	(185)	(192)
Restructuring expense	(1)	(21)
Loss from operations	(52)	(190)
Interest and debt expense, net	(184)	(176)

	Tronox Pro Forma December 31, 2016	Tronox Pro Forma December 31, 2015
Other income (expense), net	(24)	29
Loss before income taxes	(260)	(337)
Income tax (provision) benefit	116	(40)
Net loss	(144)	(377)
Net income attributable to noncontrolling interest	1	11
Net loss attributable to Tronox Limited	$(145)	$(388)
Loss per share, basic and diluted (Note 9)	$(1.25)	$(3.36)
Weighted average shares outstanding, basic and diluted (in thousands):	116,161	115,566

Note 3 Presentation of Cristal Financial Information

For pro forma purposes for the year ended December 31, 2016, U.S. GAAP adjustments were made to the historical financial statements of Cristal, prepared under Saudi GAAP in SR, to align with Tronox’s U.S. GAAP accounting policies in USD. Such adjustments relate primarily to (1) income taxes, (2) exploration and evaluation costs, (3) long-lived asset impairment, (4) impairment reversals, (5) asset retirement obligations (“ARO”), (6) goodwill, (7) goodwill impairment and (8) employee terminal benefits. The U.S. GAAP adjustments and reclassifications column included in this note represents the aggregate presentation differences between Saudi GAAP and U.S. GAAP as well as the reclassifications necessary to present the Cristal financial information consistent with that of Tronox as further discussed in Note 4.

For pro forma purposes for the six months ended June 30, 2017, U.S. GAAP adjustments were made to the historical financial information of Cristal, prepared under IFRS in SR, to align with Tronox’s U.S. GAAP accounting policies in USD. Such adjustments relate primarily to (1) income taxes, (2) exploration and evaluation costs, (3) long-lived asset impairment, (4) impairment reversals, (5) ARO, (6) goodwill, (7) goodwill impairment and (8) employee terminal benefits which are discussed in further detail herein. The U.S. GAAP adjustments and reclassifications column included in this note represents the aggregate presentation differences between IFRS and U.S. GAAP as well as the reclassifications necessary to present Cristal’s financial information consistent with that of Tronox as further discussed in Note 4.

The historical balance sheet and statement of operations of Cristal for the six-month period ended June 30, 2017 and statement of operations for the year ended December 31, 2016 were translated for the purpose of preparing the pro forma financial information using the SR to USD exchange rate of 3.75. The Kingdom of Saudi Arabia is included within the Gulf Cooperation Council of countries who peg their national currency to the USD to avoid currency fluctuation. The SR is pegged to the USD at an exchange rate of 3.75, therefore, both the spot and average rate used for translation purposes below are the same.

The following table illustrates the impact of these adjustments and reclassifications in arriving at Cristal’s balance sheet at June 30, 2017, including the adjustments to exclude the assets and liabilities and related income and expenses, not conferring to Tronox as part of the transaction and the translation from SR to USD, as presented in the unaudited pro forma condensed combined balance sheet:

	Cristal Historical IFRS as of June 30, 2017 (SR)	U.S. GAAP Adjustments & Reclassifications (SR)	Notes	Cristal Assets & Liabilities Excluded (SR) Note (k)	Total Cristal (SR)	Total Cristal Net Assets Acquired (USD)
Assets
Current assets:
Cash and cash equivalents	569	—		(569)	—	—
Accounts receivable and prepayments	1,814	1	(a)	—	1,815	484
Due from related parties	215	—		(215)	—	—
Inventories	2,015	—		—	2,015	537
Total current assets	4,613	1		(784)	3,830	1,021
Property, plant and equipment		(56)	(b)
		71	(c)
		(56)	(d)
	6,241	(198)	(e)	—	6,002	1,601
Investments	592	365	(f)	(952)	5	1
Goodwill		10	(g)
	645	67	(h)	(722)	—	—
Other intangible assets	326	133	(c)	(459)	—	—
Due from related parties	784	(15)	(i)	(769)	—	—
Deferred income tax	270	(20)	(e)	—	250	67
Exploration and evaluation cost	368	(115)	(b)	—	253	68
Other assets	118	—		—	118	31
Total assets	13,957	187		(3,686)	10,458	2,789
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accruals	1,725	—		(76)	1,649	440
Employees’ terminal benefits	3	—		—	3	1
Short term loans	29	—		—	29	8
Due to related parties	273	—		(273)	—	—
Current portion of long term loans	92	—		—	92	24
Total current liabilities	2,122	—		(349)	1,773	473
Long term loans, net	6,988	—		(6,766)	222	59
Employees’ terminal benefits	304	—		—	304	81
Due to related parties	1,225	(756)	(i)	(469)	—	—
Deferred income tax liabilities		6	(a)
	253	(4)	(b)	—	255	68
Other liabilities	484	(266)	(e)	—	218	58
Total liabilities	11,376	(1,020)		(7,584)	2,772	739
Shareholders’ equity
Capital	2,363	—		3,898	6,261	1,669
Statutory reserve	507	—		—	507	135
Capital contributions	305	—		—	305	81
Retained earnings	(732)	1,207	(j)	—	475	128
Other comprehensive income	23	—		—	23	6
Noncontrolling Interest	115	—		—	115	31
Total shareholders’ equity	2,581	1,207		3,898	7,686	2,050
Total liabilities and shareholders’ equity	13,957	187		(3,686)	10,458	2,789

The following table illustrates the impact of these adjustments and reclassifications in arriving at Cristal’s statement of operations for the six month period ended June 30, 2017, including the adjustments to exclude the assets and liabilities and related income and expenses, not conferring to Tronox as part of the transaction and the translation from SR to USD as presented in the unaudited pro forma condensed combined statement of operations:

	Cristal Historical IFRS Period Ended June 30, 2017 (SR)	U.S. GAAP Adjustments & Reclassifications (SR)	Notes	Cristal Income & Expenses Excluded (SR) Note (p)	Total Cristal (SR)	Total Cristal Net Income (USD)
Sales	3,810	—		—	3,810	1,017
Cost of sales		3	(l)	—
	(3,115)	(1)	(m)	—	(3,113)	(830)
Gross profit	695	2		—	697	187
Expenses
Selling and distribution	(217)	—		—	(217)	(58)
General and administration	(317)	9	(n)	18	(290)	(77)
Impairment of assets	(14)	—		—	(14)	(4)
	(548)	9		18	(521)	(139)
Profit from main operations	147	11		18	176	48
Other income	3	—		30	33	9
Financial charges	(180)	—		161	(19)	(5)
Income (loss) before Zakat and income tax and noncontrolling interest	(30)	11		209	190	52
Zakat and income tax	11	(3)	(o)	—	8	2
Net income (loss) before noncontrolling interest	(19)	8		209	198	54
Income attributable to noncontrolling interest	10	—		—	10	3
Net income (loss) for the period	(29)	8		209	188	51

The following table illustrates the impact of these adjustments and reclassifications in arriving at Cristal’s statement of operations for the year ended December 31, 2016, including the adjustments to exclude the assets and liabilities and related income and expenses, not conferring to Tronox as part of the transaction and the translation from SR to USD as presented in the unaudited pro forma condensed combined statement of operations:

	Cristal Historical Saudi GAAP Fiscal Year Ended December 31, 2016 (SR)	U.S. GAAP Adjustments & Reclassifications (SR)	Notes	Cristal Income & Expenses Excluded (SR) Note (p)	Total Cristal (SR)	Total Cristal Net Loss (USD)
Sales	6,514	—		—	6,514	1,737
Cost of sales	(5,948)	(2)	(l)	—	(5,950)	(1,586)
		16	(m)	—	16	4
Gross profit	566	14		—	580	155
Expenses
Selling and distribution	(415)	—		—	(415)	(111)
General and administration	(547)	31	(n)	36	(480)	(127)
Impairment of assets	(10)	—		—	(10)	(3)
	(972)	31		36	(905)	(241)

	Cristal Historical Saudi GAAP Fiscal Year Ended December 31, 2016 (SR)	U.S. GAAP Adjustments & Reclassifications (SR)	Notes	Cristal Income & Expenses Excluded (SR) Note (p)	Total Cristal (SR)	Total Cristal Net Loss (USD)
Income (loss) from main operations	(406)	45		36	(325)	(86)
Other expense, net	(37)	7	(m)	29	(1)	(1)
Financial charges	(254)	—		319	65	18
Income (loss) before Zakat and income tax and noncontrolling interest	(697)	52		384	(261)	(69)
Zakat and income tax	(12)	(21)	(o)	—	(33)	(9)
Net income (loss) before noncontrolling interest	(709)	31		384	(294)	(78)
Income attributable to noncontrolling interest	26	—		—	26	7
Net income (loss) for the year	(735)	31		384	(320)	(85)
(a)	Income tax

This adjustment increases deferred income tax liability by SR 6 million and increases accounts receivable and prepayments by SR 1 million in conformity with U.S. GAAP. The differences in income tax accounting between IFRS and U.S. GAAP pertain to tax effects of intercompany transfers of inventory that have been sold between affiliated members of the worldwide group but have not been sold outside the worldwide group as of the financial statement date, backwards tracing adjustments for the tax effects of balance sheet accounts that are recorded partially through the income statement and partially through other comprehensive income, and recognition of deferred tax liabilities with respect to outside basis differences of foreign subsidiaries for which Tronox is unable to assert indefinite reinvestment of earnings.

(b)	Exploration and evaluation costs

This adjustment reduces exploration and evaluation cost and property, plant and equipment in conformity with U.S. GAAP by SR 115 million and SR 56 million, respectively and decreases deferred income tax liability by SR 4 million. Under IFRS, Cristal has capitalized all mining exploration and evaluation costs, including the costs of acquiring licenses. Once the technical and commercial viability of extracting a mineral resource is determined, the exploration and evaluation costs attributable to those reserves are first tested for impairment and then reclassified to mining development expenditures within property, plant and equipment and amortized once the mine commences production. Prior to the determination of commercial viability, these costs would not meet the criteria for recoverability under U.S. GAAP.

(c)	Long-lived asset impairment

This adjustment reverses the IFRS impairments which increases property, plant and equipment and other intangible assets in conformity with U.S. GAAP by SR 71 million and SR 133 million, respectively. In impairment tests under IFRS, the recoverable amount of each long-lived asset or asset group is compared to the assets’ carrying value and to the extent carrying value exceeds the recoverable amount, an impairment loss is recorded. Recoverable amount is the higher of the long-lived asset’s fair value less cost of disposal and its value in use. Under U.S. GAAP, the carrying value of the asset group at Cristal Metals was compared to the undiscounted future cash flows of the asset group. As of December 31, 2015, the undiscounted future cash flows of the asset group exceeded the carrying value. Therefore, the second step of the impairment assessment would not have been required and there would not have been any impairment loss under U.S. GAAP.

(d)	Impairment reversals

This adjustment removes IFRS impairment reversals, including previously recognized depreciation expense, which reduces property, plant and equipment in conformity with U.S. GAAP by SR 56 million. In 2014, an impairment loss was reversed up to the initial carrying amount, adjusted for depreciation. Under U.S. GAAP, reversal of impairment losses is not permitted for all long-lived assets held and used.

(e)	Asset retirement obligations

This adjustment removes the effect of asset retirement obligation remeasurements and reduces property, plant and equipment, deferred income tax and other liabilities in conformity with U.S. GAAP by SR 198 million, SR 20 million and SR 266 million, respectively. Under IFRS, Cristal remeasured certain asset retirement obligations and the related long-lived assets using current cost estimates and discount rates at various balance sheet dates between 2007 and 2016. Under U.S. GAAP, only upward revisions to the original estimated undiscounted cost estimates result in a remeasurement of the obligation using the current credit-adjusted risk free rate.

(f)	AMIC Impairment

This adjustment pertains to the reversal of an impairment of the investment in AMIC made under IFRS that does not meet the criteria for impairment under U.S. GAAP. The investment in AMIC is excluded from the Cristal net assets acquired. Refer to Note (k) and (p) herein for discussion of excluded Cristal amounts that are not conveying to Tronox in connection with the transaction.

(g)	Goodwill

This adjustment relates to the differences in goodwill which are primarily due to the accounting for fair value adjustments for property, plant, and equipment between IFRS and U.S. GAAP related to Cristal’s acquisition of Millennium Worldwide Holdings III and Millennium Inorganic Chemicals, Inc. on May 10, 2007 which increases goodwill by SR 10 million. Under IFRS, the carrying amount of the acquired property, plant and equipment is adjusted to fair value, including the share of those assets owned by a non-controlling interest.

(h)	Goodwill impairment

This adjustment reverses the Saudi GAAP goodwill impairment of SR 67 million which increases goodwill in conformity with U.S. GAAP. Under IFRS, Cristal tests goodwill for impairment by allocating goodwill to its cash-generating units (“CGU”) and compares the carrying amount of the CGU, including goodwill, to its recoverable amount. Any impairment loss is allocated first to reduce goodwill to zero, then, subject to certain limitations, the carrying amount of other assets in the CGU are reduced pro rata based on the carrying amount of each asset.

Under U.S. GAAP, Cristal first estimates the fair value of each reporting unit. If the fair value is less than its carrying value, then a second step would be performed to determine the fair value of the goodwill. In this second step, the goodwill impairment loss is the amount by which the carrying amount of the goodwill exceeds the implied fair value of the goodwill determined by assigning the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination. The amount of the impairment loss is limited to the carrying amount of the goodwill.

In 2015, Cristal impaired the goodwill at the Cristal US CGU to zero. Under U.S. GAAP, the fair value of the Cristal US reporting unit exceeded the carrying value of the unit’s net assets and therefore, no goodwill impairment was required.

(i)	IFRS Conversion

These adjustments pertain to contributions and shareholder loans that are classified as equity transactions under U.S. GAAP. A reclassification of due from related parties and due to related parties of SR 15 million and SR 756 million was made to the Capital account. Refer to Note 7 for discussion of adjustments impacting Capital in the unaudited pro forma condensed combined balance sheet.

(j)	Equity

This adjustment relates to the impact of the aforementioned adjustments (a) to (i) of this note to shareholders’ equity. These are summarized in the table below:

Adjustment	Total shareholders’ equity
(a)	(5)
(b)	(167)
(c)	204
(d)	(56)
(e)	48
(f)	365
(g)	10
(h)	67
(i)	741
Net effect of shareholders’ equity	1,207
(k)	Cristal assets and liabilities excluded

These adjustments relate to assets and liabilities attributable to Cristal and included in the historical financial information of Cristal that are not transferring to Tronox as part of the transaction. These adjustments pertain to cash and cash equivalents SR (569) million, an investment in AMIC SR (952) million, goodwill SR (722) million, other intangible assets SR (459) million, due from related parties SR (984) million, accounts payable SR (76) million, long term loans SR (6,766) million, due to related parties SR (742) million and capital of SR 4,467 million which will not transfer to Tronox as part of the transaction.

(l)	Exploration and evaluation costs

This adjustment of SR (2) million and SR 3 million for the year ended December 31, 2016 and six months ended June 30, 2017, respectively, is to expense the Saudi GAAP and IFRS capitalized mining exploration and evaluation costs, including costs associated with acquiring licenses. Under U.S. GAAP, these costs are expensed immediately resulting in an adjustment to increase net loss.

(m)	Asset retirement obligations

This adjustment reflects the removal of certain ARO costs recorded under Saudi GAAP and IFRS in the amount of SR 16 million to cost of sales and SR 7 million to other expense, net for the year ended December 31, 2016, and SR 1 million to cost of sale for the six months ended June 30, 2017 in which AROs are remeasured each year based on current cost estimates and discount rates. Under U.S. GAAP, AROs are not remeasured annually due to changes in the underlying discount rates.

(n)	Employee terminal benefits

This adjustment of SR 31 million and SR 9 million for the year ended December 31, 2016 and six months ended June 30, 2017, respectively, reflects the following changes from Saudi GAAP and IFRS to U.S. GAAP: (i) Under U.S. GAAP, Cristal elected to recognize all actuarial gains and losses immediately in net income, whereas under Saudi GAAP and IFRS, actuarial gains and losses were recognized in other comprehensive income (“OCI”); (ii) Under Saudi GAAP and IFRS, interest income on the plan assets is recognized based on the discount rate used to discount the defined benefit obligation; whereas under U.S. GAAP, the expected return on plan assets is used; (iii) prior service costs are recognized immediately in net income under Saudi GAAP and IFRS; however, under U.S. GAAP, they are initially recorded in OCI and recognized in net income over the average remaining service life of the plan participants; and (iv) Saudi GAAP end of service liabilities have been recorded at full repayment amount, whereas under U.S. GAAP those will be recognized based on an actuarial valuation.

(o)	Income taxes

This adjustment of SR (21) million and SR (3) million for the year ended December 31, 2016 and six months ended June 30, 2017, respectively, is to reflect (i) SR (1) million and SR (1) million of the initial recognition of deferred taxes under Saudi GAAP and IFRS for the year ended December 31, 2016 and six months ended June 30, 2017, respectively. Under U.S. GAAP, deferred taxes can be recognized in an asset acquisition outside of a business combination in which the amount paid for an asset is different than its tax basis. Under Saudi GAAP and IFRS, however, recognition of deferred taxes is prohibited for temporary differences arising from the initial recognition of an asset or liability in a transaction outside of a business combination. (ii) SR (20) million and SR (2) million of tax effect relating to the pro forma adjustments discussed herein for the year ended December 31, 2016 and six months ended June 30, 2017, respectively.

(p)	Cristal income and expenses excluded

These adjustments pertain to the related income and expenses of the assets and liabilities described in note (k) as not transferring to Tronox as part of the transaction. These consist of interest expense of SR 319 million for the year ended December 31, 2016 and SR 161 million for the six months ended June 30, 2017, losses in AMIC of SR 29 million for the year ended December 31, 2016 and SR 30 million for the six months ended June 30, 2017, amortization of SR 36 million and SR 18 million for the year ended December 31, 2016 and period ended June 30, 2017. No tax effect has been reflected for these adjustments. Due to favorable income tax rates and regimes, there was no tax benefit when these items were incurred. Consequently, there is no tax impact of eliminating them for pro forma purposes.

Note 4 Reclassifications

Certain reclassifications have been derived and made to the Cristal historical financial information to conform them to Tronox’s presentation of financial information and accounting policies. Such reclassifications had no effect on the previously reported financial results of Cristal. The unaudited pro forma condensed combined financial data may not reflect all reclassifications necessary to conform Cristal’s presentation to that of Tronox due to limitations on the availability of information as of the date of this filing. The reclassifications identified are further detailed below:

•	Prepaid and other assets reported in accounts receivable and prepayments by Cristal of $139 million as of June 30, 2017 were reclassified to prepaid and other assets in the unaudited pro forma condensed combined balance sheet;
•	Accrued liabilities reported in accounts payable and accruals by Cristal of $197 million as of June 30, 2017 were reclassified to accrued liabilities in the unaudited pro forma condensed combined balance sheet;
•	Long-term deferred tax liabilities reported in other liabilities by Cristal of $67 million as of June 30, 2017 were reclassified to long-term deferred tax liabilities in the unaudited pro forma condensed combined balance sheet;
•	Distribution expenses reported in selling and distribution expenses by Cristal of $92 million and $19 million for the year ended December 31, 2016 and six months ended June 30, 2017, respectively, were reclassified to cost of goods sold in the unaudited pro forma condensed combined statement of operations;
•	Reorganization expenses reported in general and administration expenses by Cristal of $1 million for the year ended December 31, 2016 were reclassified to restructuring expenses in the unaudited pro forma condensed combined statement of operations;
•	Interest income reported in financial charges by Cristal of $30 million and $3 million for the year ended December 31, 2016 and six months ended June 30, 2017, respectively, were reclassified to other income (expenses), net in the unaudited pro forma condensed combined statement of operations.

Note 5 Estimate of Acquisition Consideration

The acquisition consideration is comprised of the preliminary estimate fair value of the 37,580,000 Tronox Class A ordinary shares issued to Cristal’s sellers on the closing date of the transaction, plus $1,673 million in cash. As Tronox’s shares are publicly traded in an active market, a preliminary estimate of the value of the 37,580,000 Class A ordinary shares to be issued to Cristal sellers is determined in the table below:

Tronox Class A ordinary shares to be issued	37,580,000
Tronox Class A per ordinary share price as of September 27, 2017	$21.50
Fair value of Tronox Class A ordinary shares to be issued pursuant to the business combination and estimated value	$808
Cash consideration	$1,673
Acquisition consideration	$2,481

The impact of a change in the market price of the Class A ordinary shares of 50% would increase or decrease the value of the acquisition consideration to be received by the Cristal sellers upon completion of the transaction, with a corresponding increase or decrease to goodwill that will be recorded in connection with the transaction as outlined in the table below. The 50% sensitivity level was based upon the approximate volatility of the price of Tronox’s Class A ordinary shares over the past twelve months.

Percentage change in Tronox Class A ordinary shares price	Increase in value of 50%	Decrease in value of 50%
Price of Tronox Class A per ordinary share	$32.25	$10.75
Change to goodwill	$404	$(404)

Note 6 Preliminary Purchase Accounting

The preliminary allocation of the total purchase price is the carrying value of the net assets acquired based upon management’s assumption of carrying value of assets to be acquired and liabilities to be assumed as of June 30, 2017 to equal fair value as valuations and other studies have yet to progress to a stage where there is sufficient information for a definitive measurement of fair value. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on the use of carrying values, the final purchase price allocation and the resulting effect on financial position and results of operations may differ significantly from the pro forma amounts included herein.

The preliminary purchase price allocation is subject to change due to several factors, including but not limited to changes in the estimated fair value of Cristal’s TiO2 business’ assets acquired and liabilities assumed on the actual acquisition date, whereby the impact cannot be predicted with any certainty at this time. Any changes to the initial estimate of the fair value of assets and liabilities that are made within the measurement period, which will not exceed one year from the closing of the transaction, will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

The following table presents: (i) purchase consideration as calculated in Note 5; (ii) the fair value of assets acquired and liabilities assumed, which are assumed to equal their carrying value as at June 30, 2017 until the detailed valuation analyses are completed; and (iii) the resulting goodwill as the difference between (i) and (ii).

Total purchase consideration(1)	$2,481
Fair value of assets acquired(2):
Cash and cash equivalents	—
Accounts receivable and prepayments	484
Inventories	537
Property, plant and equipment	1,601
Investments	1
Deferred income tax	67
Exploration and evaluation cost	68
Other assets	31
Amounts attributable to assets acquired	2,789
Fair value of liabilities assumed:
Accounts payable and accruals	440
Short term loans	32
Long term loans	59
Employees’ terminal benefits	82
Other liabilities	126
Amount attributable to liabilities assumed	739
Goodwill	$431
(1)	See Note 5 for the calculation of the total estimated purchase price.
(2)	For purposes of this preliminary purchase price allocation, we assumed that the fair value of assets acquired and liabilities assumed equals the historical carrying value of these assets and liabilities.

Upon the completion of the valuation analyses and final purchase price allocation, the fair values assigned to the assets acquired and liabilities assumed in the transaction will be updated and may have a material impact on the combined company’s depreciation and amortization expense and future results of operations.

Note 7 Unaudited Pro Forma Adjustments

(a)	The pro forma adjustment of $(1,279) million to share capital and $(6) million to AOCI reflects $(2,050) million of Cristal’s historical equity acquired offset by the $(32) million of expected transaction costs to be incurred offset by $808 million of capital raised through the issuance of 37,580,000 of Tronox Class A ordinary shares at a price of $21.50 issued with the transaction. Additionally, $(13) million related to the license sold from Tronox to Cristal and $2 million related to the tax benefit incurred on the loss of disposal related to Alkali are reflected in capital.
(b)	The pro forma adjustments to net sales of $(27) million and $(21) million and to costs of goods sold of $24 million and $17 million for the period ended June 30, 2017 and year ended December 31, 2016, respectively, reflect the elimination of sales between Tronox and Cristal. These sales relate to the sale of feedstock from Tronox to Cristal as well as a licensing sale from Tronox to Cristal for the use of a license owned by Tronox to Cristal which was capitalized by Cristal. This has been eliminated from the balance sheet in property, plant and equipment, net as well as the related deferred revenue that Tronox recorded related to the sale in accounts payable.
(c)	The pro forma adjustment to selling, general and administrative expenses of $(5) and $(3) million for the year ended December 31, 2016 and six months ended June 30, 2017, reflects the reversal of amortization of actuarial gains and prior services costs related to pension benefits.

(d)	The pro forma adjustment to selling, general and administrative expense reflects the elimination of non-recurring acquisition-related transaction related costs for Tronox of $20 million and $2 million incurred during the six months ended June 30, 2017 and year ended December 31, 2016, respectively and the elimination of non-recurring acquisition-related transaction related costs for Cristal of $11 million incurred during the six month period ended June 30, 2017, Cristal Transaction related costs incurred during the year ended December 31, 2016 were deemed to be immaterial.
(e)	The unaudited pro forma adjustment of $32 million reflects an increase to accrued liabilities and a decrease to stockholders’ equity to reflect the incremental transaction costs related to the acquisition of Cristal’s TiO2 business that are expected to be incurred through the closing of the transactions in 2018.
(f)	The pro forma adjustment of $(1,454) to cash and cash equivalent represents $(1,673) of expected cash purchase consideration for the acquisition of Cristal, $(544) million of cash used to redeem the outstanding balance of the 6.375% senior notes due 2020 which includes the related call premium of $(14) million, as well as the pay down of the $150 million of borrowings under the Company’s prior asset-based syndicated revolving credit facility as part of the Refinancing Transactions, offset by the net proceeds of $763 million from the Blocked New Term Loans and expected drawdown on the New ABL Facility, also part of the Refinancing Transactions. The annualized interest on the new outstanding borrowings from the Refinancing Transactions is $124 million and $62 million for the six months ended June 30, 2017. A hypothetical fluctuation in interest rate of 1/8% would result in an increase or decrease to interest expense of $3 million. The New Term Loans will bear interest per annum at a rate of 300 basis points plus LIBOR based upon our first lien net leverage ratio. Borrowings under the New ABL Facility will bear interest at LIBOR plus a margin of 1.25% to 1.75% or a base rate plus a margin of 0.25% to 0.75%.

As a result of the Refinancing Transactions, we increased our net debt position by $233 million which represents an increase in our long-term debt of $263 million, partly offset by a reduction in our short-term debt and current portion of our long-term debt of $25 million and $5 million, respectively.

(g)	The pro forma adjustment of $(14) to accumulated deficit represents the call premium paid to redeem the remaining outstanding balance of the 6.375% senior noted due 2020 as part of the Refinancing Transactions.

Note 8 Pro Forma Shares Outstanding and Earnings (Loss) Per Share

Shares Outstanding

The following table presents a summary of pro forma shares outstanding, basic and diluted, at the effective time of the transaction as adjusted for the 37,580,000 Tronox Class A ordinary shares being issued in the transaction (in thousands):

	Six Month Period Ended June 30, 2017	Year Ended December 31, 2016
Tronox weighted average shares outstanding	118,804	116,161
Shares issued for the transaction at January 1, 2016	37,580	37,580
Total weighted average shares outstanding-basic and diluted	156,384	153,741

Earnings (Loss) Per Share

The following table presents pro forma basic and diluted earnings (loss) per share after giving effect to the pro forma adjustments to the unaudited pro forma condensed combined statements of operations:

	Six Month Period Ended June 30, 2017	Year Ended December 31, 2016
Numerator:
Net loss attributed to Tronox Limited-basic and diluted	$—	$(228)
Denominator:
Total weighted average shares outstanding-basic and diluted (in thousands)	156,384	153,741
Earnings (loss) per share:
Net loss per share attributed to Tronox Limited-basic and diluted	$(0.00)	$(1.48)

The following table presents pro forma basic and diluted earnings (loss) per share for Tronox that excludes the results of Alkali and the adjustments for the acquisition of Cristal for the year ended December 31, 2015:

Tronox Pro Forma Year Ended December 31, 2015
Numerator:
Net loss attributed to Tronox Limited - basic and diluted	$(388)
Denominator:
Total weighted average shares outstanding-basic and diluted (in thousands)	115,566
Earnings (loss) per share:
Net loss per share attributed to Tronox Limited-basic and diluted	$(3.36)

Note 9 Tax Impact Related to Restructuring

During the fourth quarter of 2016, Tronox implemented various steps of a corporate reorganization plan to simplify its corporate structure and thereby improve operational, administrative, and commercial synergies within each of its operating segments (the “Corporate Reorganization”). As a result of this Corporate Reorganization, Tronox reduced its cross jurisdictional financing arrangements and consequently reversed the deferred tax assets related to intercompany interest deductions. The related withholding tax amounts were also reversed as a result of the Corporate Reorganization. Additionally, Tronox reduced its deferred tax assets related to loss carryforwards which will no longer be available to utilize. The changes to deferred taxes are offset by valuation allowances and result in no impact to the consolidated provision for income taxes for the year ended December 31, 2016. The impact on the income tax provision for the year ended December 31, 2016 was a tax benefit of $107 million, reflecting a net reduction in withholding tax accruals of $110 million, offset by a foreign currency loss of $3 million.

Selling Shareholder

The following table and accompanying footnotes set forth information regarding the beneficial ownership of the selling shareholder of our shares as of September 29, 2017, before and after giving effect to this offering by the selling shareholder.

As of September 29, 2017, our issued share capital consists of 68,591,094 Class A ordinary shares and 51,154,280 Class B ordinary shares.

The selling shareholder is the sole holder of all outstanding Class B ordinary shares. Under the terms of the Class B ordinary shares and our Constitution, a Class B ordinary share automatically, without any further action by any person, converts to a Class A ordinary share on a one-to-one basis when a Class B ordinary share is transferred to a person that is not an affiliate of the selling shareholder. Accordingly, the selling shareholder is offering Class A ordinary shares. Any Class A ordinary shares that the selling shareholder sells under this prospectus supplement and the accompanying prospectus will be listed on the New York Stock Exchange, subject to official notice of issuance.

The following table does not take into account the potential issuance of any Class A ordinary shares in connection with the Cristal Transaction or any resulting dilution. For more information on the Cristal Transaction and its impact on our shares, see “Future sales and issuances of our Class A ordinary shares could reduce the market price of our Class A ordinary shares” in the section entitled “Risk Factors.” This offering is not conditioned on the consummation of the Cristal Transaction, and there can be no assurance that the Cristal Transaction will be consummated on the terms described herein or at all. See “The Cristal Transaction is subject to closing conditions that, if not satisfied or waived, will result in the Cristal Transaction not being completed, which may result in material adverse consequences to our business and operations” under the section entitled “Risk Factors.”

For further information regarding material relationships and transactions between us and the selling shareholder, see the “Certain Relationships and Related Transactions” section of our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 16, 2017, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

Beneficial ownership is determined in accordance with the rules of the SEC.

	Prior to this Offering				After this Offering
Name of Beneficial Owner	Number of Class B Ordinary Shares Beneficially Owned	% of Class B Ordinary Shares Owned	% of Total Owned	Number of Class A Ordinary Shares Offered	Number of Class B Ordinary Shares Beneficially Owned	% of Class B Ordinary Shares Owned	% of Total Owned
Exxaro Resources Limited Roger Dyason Road Pretoria West 0182 South Africa	51,154,280	100%	42.7%	19,500,000	31,654,280	100%	26.4%

Underwriting

The selling shareholder is offering the Class A ordinary shares described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc. and Morgan Stanley & Co. LLC are acting as book-running managers of the offering and as representatives of the underwriters. We and the selling shareholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling shareholder has agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of Class A ordinary shares listed next to its name in the following table:

Name	Number of Class A Ordinary Shares
J.P. Morgan Securities LLC	11,700,000
Barclays Capital Inc.	3,900,000
Morgan Stanley & Co. LLC	3,900,000

Total	19,500,000

The underwriters are committed to purchase all the Class A ordinary shares offered by the selling shareholder if they purchase any Class A ordinary shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the Class A ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.5280 per Class A ordinary share. After the initial offering of the Class A ordinary shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 2,925,000 additional Class A ordinary shares from the selling shareholder to cover sales of Class A ordinary shares by the underwriters which exceed the number of Class A ordinary shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option to purchase additional Class A ordinary shares. If any Class A ordinary shares are purchased with this option to purchase additional Class A ordinary shares, the underwriters will purchase Class A ordinary shares in approximately the same proportion as shown in the table above. If any additional Class A ordinary shares are purchased, the underwriters will offer the additional Class A ordinary shares on the same terms as those on which the Class A ordinary shares are being offered.

The underwriting fee is equal to the public offering price per Class A ordinary share less the amount paid by the underwriters to the selling shareholder per Class A ordinary share. The underwriting fee is $0.88 per Class A ordinary share. The following table shows the per Class A ordinary share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholder assuming both no exercise and full exercise of the underwriters’ option to purchase additional Class A ordinary shares.

	Without option to purchase additional Class A ordinary shares exercised	With full option to purchase additional Class A ordinary shares exercised

Per Share	$0.88	$0.88
Total	$17,160,000	$19,734,000

We and the selling shareholder estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.9 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed, subject to certain exceptions, that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our shares or securities convertible into or exercisable or exchangeable for any of our shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part any of the economic consequences of the ownership of any shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares or such other securities, in cash or otherwise) in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 90 days after the date of this prospectus supplement.

The selling shareholder has entered into a lock-up agreement with the Company prior to the commencement of this offering pursuant to which the selling shareholder, with limited exceptions, for a period of 90 days, after the date of this prospectus supplement, may not, without the prior written consent of the company, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company (including, without limitation, shares or such other securities which may be deemed to be beneficially owned by such selling shareholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares or such other securities, whether any such transaction described in clauses (1) or (2) above is to be settled by delivery of shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of the Company or any security convertible into or exercisable or exchangeable for shares of the Company. The underwriters have no ability to influence or control any decision by the Company to waive the lock-up.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, for a period of 90 days, after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company (including, without limitation, shares or such other securities which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares or such other securities, whether any such transaction described in clauses (1) or (2) above is to be settled by delivery of shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of the Company or any security convertible into or exercisable or exchangeable for shares of the Company. The foregoing restrictions are subject to certain exceptions, including sales by each director or executive officer of shares beginning 60 days after the date of this prospectus supplement in an amount not to exceed 25% of the shares owned by such director or executive officer.

J.P. Morgan Securities LLC or the Company, as applicable, in its sole discretion, may release the shares and other securities subject to the lock-up arrangements described above in whole or part at any time with or without notice. We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our Class A ordinary shares are listed on the NYSE under the symbol “TROX.”

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Barclays Bank PLC, an affiliate of Barclays Capital Inc., is a lender under our first lien term loan credit agreement. An affiliate of J.P. Morgan Securities LLC is acting as financial advisor to the selling shareholder with respect to the Cristal Transactions.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling Class A ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the Class A ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the Class A ordinary shares, which involves the sale by the underwriters of a greater number of Class A ordinary shares than they are required to purchase in this offering, and purchasing Class A ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional Class A ordinary shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional Class A ordinary shares, in whole or in part, or by purchasing Class A ordinary shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase Class A ordinary additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase Class A ordinary shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those Class A ordinary shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the Class A ordinary shares or preventing or retarding a decline in the market price of the Class A ordinary shares, and, as a result, the price of the Class A ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Selling Restrictions

Other than in the United States, no action has been taken by us, the selling shareholder or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of Class A ordinary shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or
C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class A ordinary shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any Class A ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any Class A ordinary shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Class A ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Class A ordinary shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of Class A ordinary shares to the public” in relation to any Class A ordinary shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the Class A ordinary shares to be offered so as to enable an investor to decide to purchase Class A ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in Canada

The Class A ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The Class A ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Class A ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the Class A ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Class A ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of Class A ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A ordinary shares.

Notice to Prospective Investors in the United Arab Emirates

The Class A ordinary shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus supplement:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;
•	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and
•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The Class A ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Class A ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any Class A ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Class A ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of Class A ordinary shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Class A ordinary shares you undertake to us that you will not, for a period of 12 months from the date of issue of the Class A ordinary shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The Class A ordinary shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Class A ordinary shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The Class A ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Class A ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class A ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Class A ordinary shares may not be circulated or distributed, nor may the Class A ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the Class A ordinary shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(i)	the offer, transfer, sale, renunciation or delivery is to:
(a)	persons whose ordinary business is to deal in securities, as principal or agent;
(b)	the South African Public Investment Corporation;
(c)	persons or entities regulated by the Reserve Bank of South Africa;
(d)	authorised financial service providers under South African law;
(e)	financial institutions recognised as such under South African law;
(f)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(g)	any combination of the person in (a) to (f); or
(ii)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the Class A ordinary shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the Class A ordinary shares in South Africa constitutes an offer of the Class A ordinary shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

No South African residents or offshore subsidiary of a South African resident may subscribe for or purchase any of the Class A ordinary shares or beneficially own or hold any of the Class A ordinary shares unless specific approval has been obtained from the financial surveillance department of the South African Reserve Bank (the “SARB”) by such persons or such subscription, purchase or beneficial holding or ownership is otherwise permitted under the South African Exchange Control Regulations or the rulings promulgated thereunder (including, without limitation, the rulings issued by the SARB providing for foreign investment allowances applicable to persons who are residents of South Africa under the applicable exchange control laws of South Africa).

Legal Matters

Certain legal and tax matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Ashurst Australia will provide opinions regarding the validity of the Class A ordinary shares offered by the selling shareholder in this prospectus supplement. Certain legal matters will be passed upon for the selling shareholder by Orrick, Herrington & Sutcliffe LLP as to matters of U.S. federal law and New York state law and Norton Rose Fulbright South Africa Inc as to matters of South African law. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Tronox Limited (which is included in Management’s Report on Internal Controls over Financial Reporting) incorporated in this Prospectus Supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

BDO Dr. Mohamed Al-Amri & Co., Ernst & Young (Jeddah) and Deloitte & Touche Bakr Abulkhair & Co., each of which is an independent auditor, have audited Cristal’s consolidated financial statements for the years ended December 31, 2016, 2015 and 2014, respectively, as set forth in their reports, which express unqualified opinions on the financial statements for the respective periods and include emphasis of matter paragraphs in their respective reports, which are incorporated by reference in this prospectus supplement from Tronox Limited’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 31, 2017. Cristal’s financial statements are incorporated by reference in reliance on BDO Dr. Mohamed Al-Amri & Co., Ernst & Young (Jeddah) and Deloitte & Touche Bakr Abulkhair & Co. reports, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference in this prospectus supplement or the accompanying prospectus.

The SEC allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement, any subsequently filed document deemed incorporated by reference or any free writing prospectus prepared by or on behalf of us. This prospectus supplement and the accompanying prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC (other than information deemed furnished and not filed in accordance with SEC rules, including Items 2.02 and 7.01 of Form 8-K):

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 31, 2017 (excluding the selected historical financial data for the years ended December 31, 2013 and 2012 contained therein, the sections captioned “Questions and Answers About Voting Procedures for the Special Meeting,” “Summary—The Transaction—Recommendations of the Tronox Board of Directors,” “Summary—The Transaction—Opinion of Tronox’s Financial Advisor,” “Summary—The Special Meeting,” “Selected Historical and Pro Forma Combined Financial Data—Selected Unaudited Pro Forma Condensed Combined Financial Data of Tronox and Cristal,” “The Special Meeting,” “Proposal Submitted to Shareholders,” “The Transaction—Background of the Transaction,” “The Transaction—Reasons for the Transaction; Recommendation of the Tronox Board of Directors to Approve the Issuance of Class A Shares in the Transaction,” “The Transaction—Opinion of Tronox’s Financial Advisor,” “The Transaction—Financial Projections,” “Additional Information Relating to Australia’s Takeover Laws,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Shareholder Proposals—2018 Annual Meeting,” “Annex C” and any incorporated document therein, and such information is not incorporated by reference in this prospectus supplement or the accompanying prospectus);
•	our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 24, 2017;
•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 16, 2017 (solely to the extent specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2016);
•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, filed with the SEC on May 4, 2017 and August 9, 2017, respectively;
•	our Current Reports on Form 8-K, filed with the SEC on February 21, 2017 (excluding Items 2.02 and 7.01 and exhibits 99.1, 99.2 and 99.3), February 27, 2017, April 13, 2017, April 24, 2017, May 10, 2017 (as amended on May 18, 2017), May 26, 2017, June 2, 2017, June 28, 2017, August 3, 2017 (excluding Item 7.01 and exhibit 99.1), August 7, 2017, September 7, 2017 (Film No.: 171074204), September 12, 2017 (excluding the section captioned “Summary Historical and Pro Forma Financial Data” in exhibit 99.1), September 25, 2017 and October 2, 2017; and
•	the registration statement on Form 8-A, filed with the SEC on June 14, 2012, which incorporates by reference the description of the Class A ordinary shares under the caption “Governance of Tronox Limited—Ordinary Shares” in the prospectus forming a part of the registration statement on Form S-4, filed with the SEC on December 30, 2011.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the termination of the offering also shall be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

This prospectus supplement does not contain all of the information set forth in the registration statement or in the exhibits and schedules thereto, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements made in this prospectus supplement pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement or the documents incorporated by reference in this prospectus supplement necessarily are summaries of their material provisions and we qualify those statements in their entirety by reference to those definitive agreements and those exhibits for complete statements of their provisions. The documents incorporated by reference in this prospectus supplement and the accompanying prospectus and the registration statement and its exhibits and schedules are available at the SEC’s public reference room or through its website.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from us, without cost, by requesting them in writing or telephoning us at the following address and telephone number:

Tronox Limited
263 Tresser Boulevard, Suite 1100
Stamford, CT 06901, U.S.A.
Attn: Investor Relations
(202) 705-3800

PROSPECTUS

TRONOX LIMITED
51,154,280 Class A Ordinary Shares

This prospectus relates to the offer, from time to time, of up to 51,154,280 of our Class A ordinary shares by Exxaro Resources Limited (the “selling shareholder”).

This prospectus describes the general manner in which our Class A ordinary shares may be offered and sold by the selling shareholder. If necessary, the specific manner in which Class A ordinary shares may be offered and sold will be described in a supplement to this prospectus.

We will not receive any proceeds from the sale of our Class A ordinary shares by the selling shareholder.

Any underwriters, broker-dealers or agents that participate with the selling shareholder in the distribution of the Class A ordinary shares may be considered “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions, discounts or profit received by them on the resale of the Class A ordinary shares may be considered underwriting commissions and discounts under the Securities Act.

Our Class A ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “TROX.” On Friday, September 29, 2017, the closing sale price of our Class A ordinary shares on the NYSE was $21.10 per share.

Investing in our Class A ordinary shares involves a number of risks. See “Risk Factors” beginning on page 4 before you make your investment decision and in our reports filed from time to time with the Securities and Exchange Commission (the “SEC”) and in any applicable prospectus supplement.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our Class A ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 2, 2017.

Neither we nor the selling shareholder have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the selling shareholder take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained or incorporated by reference in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. The selling shareholder is offering to sell, and seeking offers to buy, our Class A ordinary shares only in jurisdictions where offers and sales are permitted.

You should assume that the information appearing in this prospectus, any accompanying prospectus supplement or in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents, and that any information in documents that we have incorporated by reference is accurate only as of the date of such document incorporated by reference. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

You should carefully read both this prospectus, any accompanying prospectus supplement and any free writing prospectus prepared by or on behalf of us, together with the additional information described under the heading “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

Except where the context requires otherwise, references in this prospectus to “Tronox Limited,” “Tronox,” the “Company,” “we,” “our” and “us” refer to Tronox Limited and its consolidated subsidiaries.

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under the shelf registration process, the selling shareholder may offer from time to time, in one or more offerings, Class A ordinary shares.

i

ABOUT TRONOX

Tronox Limited is a public limited company registered under the laws of the State of Western Australia. We believe we are a global leader in the production and marketing of titanium bearing mineral sands and titanium dioxide (“TiO2”) pigment. Titanium feedstock is primarily used to manufacture TiO2. Our TiO2 products are critical components of everyday applications such as paint and other coatings, plastics, paper and other uses, and our related mineral sands product streams include titanium feedstock, zircon and pig iron. Zircon, a hard, glossy mineral, is used for the manufacture of ceramics, refractories, TV screen glass, and a range of other industrial and chemical products. Pig iron is a metal material used in the steel and metal casting industries to create wrought iron, cast iron and steel. In addition, we produce electrolytic manganese dioxide, boron-based and other specialty chemicals.

Our principal executive offices are located at 263 Tresser Boulevard, Suite 1100, Stamford, Connecticut, 06901 and Lot 22 Mason Road, Kwinana Beach, WA, Australia 6167 and our telephone number is (203) 705-3800. We maintain a website at http://www.tronox.com. The information on our website is not incorporated by reference in this prospectus or any accompanying prospectus supplement, and you should not consider it a part of this prospectus or any accompanying prospectus supplement.

Acquisition of Cristal

On February 21, 2017, we entered into a transaction agreement (the “Cristal Transaction Agreement”) with The National Titanium Dioxide Company, Ltd. (“Cristal”) and Cristal Inorganic Chemicals Netherlands B.V., a private limited company (“Cristal Netherlands”), pursuant to which we agreed to acquire Cristal’s TiO2 business for $1.673 billion in cash (subject to a working capital adjustment at closing) plus 37,580,000 of our Class A ordinary shares (the “Cristal Transaction”). Following the closing of the Cristal Transaction, Cristal Netherlands will receive equity representing approximately 24% of our combined then outstanding Class A ordinary shares and Class B ordinary shares. The cash portion of the consideration is expected to be funded through proceeds from cash on hand, including proceeds from the Alkali Disposition (as defined below) and proceeds from the refinancing transactions (as described in our Current Report on Form 8-K filed with the SEC on September 25, 2017, which is incorporated herein by reference), as we determine circumstances warrant. The Cristal Transaction, which has been unanimously approved by our board of directors, is expected to close in the first quarter of 2018, subject to regulatory approvals and satisfaction of customary closing conditions. For additional information on the Cristal Transaction see “Where You Can Find More Information.”

We believe Cristal is a global leader in the production and marketing of titanium bearing mineral sands and TiO2 pigment. Cristal’s TiO2 operations include manufacturing facilities, mining operations and research facilities in seven countries over five continents including North America, South America, Australia, Europe and Asia.

Disposition of Alkali Business

On September 1, 2017, we sold our Alkali business to Genesis Energy, L.P. for $1.325 billion in cash, subject to a working capital adjustment (the “Alkali Disposition”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement and any documents incorporated by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “should,” “could,” “would,” “predicts,” “future,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “aim,” “seek,” “forecast,” “proposed” and other similar words. Our actual results, performance or achievements could be materially different from the results expressed in, or implied by, forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including but not limited to the risks described in this prospectus, any accompanying prospectus supplement and any documents incorporated by reference, including the “Risk Factors” sections of this prospectus, any accompanying prospectus supplement and our reports and other documents filed with the SEC. When considering forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference.

Factors that may cause such differences include, but are not limited to:

•	the failure to close the Cristal Transaction, including by failure to satisfy closing conditions or by termination of the Cristal Transaction Agreement, and the resulting negative impact on our share price, business and financial results;
•	the risk that we or Cristal may be unable to obtain governmental and regulatory approvals required for the Cristal Transaction, or required governmental and regulatory approvals may delay the Cristal Transaction or result in the imposition of restrictions, limitations or conditions that are not anticipated or could cause the parties to abandon the Cristal Transaction;
•	the possibility that we may assume unexpected liabilities as a result of the Cristal Transaction;
•	the impact of issuing Class A ordinary shares as consideration in connection with the Cristal Transaction on the current holders of Class A ordinary shares, including dilution of their ownership and voting interests;
•	our ability as well as the ability of Cristal to operate our respective businesses in light of the Cristal Transaction and the covenants contained in the Cristal Transaction Agreement;
•	uncertainties as to the timing of the closing of the Cristal Transaction;
•	the risk of reduced access to unrestricted cash;
•	the failure to comply with bank facility covenants;
•	general economic conditions or cyclical factors affecting the demand for TiO2 products;
•	the risk that our customers might reduce demand for our products or that competitors will offer more competitive pricing or increased supply;
•	the diversion of management’s time and attention away from ongoing business concerns;
•	our continuing ability to attract and retain qualified key employees, while controlling our labor costs;
•	the impact of labor relations;
•	the federal income tax consequences of the Cristal Transaction, the Alkali Disposition and the enactment of additional state, federal and/or foreign tax laws and regulations;
•	net operating losses that will be limited by Section 382 of the Internal Revenue Code of 1986 (the “Code”), as a result of the number of shares sold and the speed in which the selling shareholder sells its shares;
•	the integration risks, the inability to realize identified synergies and diversion of resources and management attention associated with integrating a private company’s reporting and compliance functions into a public company group;
•	exposure to environmental liabilities and subjection to environmental laws and regulations;

•	the possibility of disruptions in our information technology systems and other cybersecurity risks; and
•	other factors discussed in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our subsequently filed Quarterly Reports on Form 10-Q.

There can be no assurance that other factors not currently anticipated by us will not materially and adversely affect our business, financial condition and results of operations. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of any accompanying prospectus supplement or documents incorporated by reference, the date of any such document. Except as required by applicable law, we do not undertake any obligation to publicly correct or update any forward-looking statement.

RISK FACTORS

Investing in our securities involves risk. See the risk factors described in our most recent Annual Report on Form 10-K and those contained in our other filings with the SEC that are incorporated by reference in this prospectus and any accompanying prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any accompanying prospectus supplement. These risks could materially affect our business, financial condition or results of operations and cause the value of our securities to decline. You could lose all or part of your investment.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our Class A ordinary shares by the selling shareholder.

DESCRIPTION OF SHARE CAPITAL

General

The following summary description of our share capital is based on the provisions of the Australian Corporations Act and our constitution, as amended (the “Constitution”). This description does not purport to be complete and is qualified in its entirety by reference to the full text of the Australian Corporations Act, as it may be amended from time to time, and to the terms of our Constitution, as may be amended from time to time, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.” As used in this “Description of Share Capital,” the terms “Tronox Limited,” the “Company”, “we,” “our” and “us” refer to Tronox Limited, a public limited company registered under the laws of the State of Western Australia, and do not, unless otherwise specified, include our subsidiaries.

As of September 29, 2017, our issued share capital consists of 68,591,094 Class A ordinary shares and 51,154,280 Class B ordinary shares.

The selling shareholder is the holder of all outstanding Class B ordinary shares. As the selling shareholder transfers a Class B ordinary share to a person other than an affiliate of the selling shareholder, the Class B ordinary share automatically converts to a Class A ordinary share. Accordingly, the selling shareholder will be offering Class A ordinary shares. In addition, all issued Class B ordinary shares automatically convert into Class A ordinary shares, at a ratio of one-to-one, if the Class B Voting Interest (as such term is defined in our Constitution) falls below 10.0%.

Ordinary Shares

Share Capital

Under the terms of our Constitution and the Shareholder’s Deed, dated June 15, 2012, among Tronox Limited, Thomas Casey and the selling shareholder (the “Shareholder’s Deed”), holders of Class B ordinary shares have certain rights that differ from those of holders of Class A ordinary shares. In addition, certain significant corporate actions will require the approval of holders of Class A ordinary shares and Class B ordinary shares voting as separate classes. For example, for as long as the Class B Voting Interest is at least 20.0%, a separate vote by holders of Class A ordinary shares and Class B ordinary shares is required to approve certain types of mergers or similar transactions that result in a change in control or a sale of all or substantially all of the assets of Tronox Limited, or any reorganization or similar transaction that does not treat Class A ordinary shares and Class B ordinary shares equally.

Dividends

Class A ordinary shares and Class B ordinary shares generally have the same rights to dividends and distributions.

The Tronox Limited board of directors may resolve to pay any dividend it thinks appropriate and fix the time for payment, however, under the Australian Corporations Act, Tronox Limited must not pay a dividend unless (i) the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend, (ii) the payment is fair and reasonable to the company’s shareholders as a whole and (iii) payment of the dividend does not materially prejudice the company’s ability to pay its creditors.

The Shareholder’s Deed states that the amount of Tronox Limited’s dividends will be based on, among other things, its results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Tronox Limited board of directors may deem relevant.

Voting Rights

On a poll, a shareholder has one vote for every share held.

Conversion of Class B Ordinary Shares

Subject to certain exceptions set forth in our Constitution, a Class B ordinary share will automatically convert to a Class A Share when transferred to a person other than an affiliate of the selling shareholder. For so long as the Class B Voting Interest is less than 45.0%, every issued Class A Share acquired by the selling shareholder or its controlled affiliates (which for this purpose means any entity that, directly or indirectly through one or more intermediaries, is controlled by the selling shareholder) will automatically convert to a Class B ordinary share.

Changes to Share Capital

Subject to the Australian Corporations Act, the Tronox Limited board of directors may issue, grant options over or otherwise dispose of, unissued shares (other than partly paid shares) to any person on the terms, with the rights and at the times that the Tronox Limited board of directors decides except that:

•	the Tronox Limited board of directors may not issue additional Class B ordinary shares unless:
•	a resolution approving the issue is passed by the holders of at least 80.0% of all issued Class B ordinary shares;
•	the issue is required or permitted pursuant to an agreement with the holders of Class B ordinary shares (including the Shareholder’s Deed); or
•	pursuant to a dividend reinvestment plan; and
•	unless other rights have been approved by 75.0% of votes cast at a general meeting, Tronox Limited may only issue preference shares on the terms set out in our Constitution. These terms include repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting and priority of payment of capital and dividends in relation to other shares or classes of preference shares.

A reduction of capital and certain buy-backs of shares require shareholder approval under the Australian Corporations Act. Tronox Limited may reduce its share capital if the reduction: (i) is fair and reasonable to Tronox Limited’s shareholders as a whole, (ii) does not materially prejudice Tronox Limited’s ability to pay its creditors and (iii) is approved by shareholders in accordance with the Australian Corporations Act.

If the reduction is an “equal reduction” (that is, it applies only to ordinary shares and applies to each holder of ordinary shares in the same manner in proportion to the number of ordinary shares held), it must be approved by 50.0% of votes cast at a general meeting.

If it is not an equal reduction, it must be approved by either: (i) 75.0% of votes cast at a general meeting, with no votes cast in favor of the resolution by any person who is to receive consideration for the reduction, or their associates or (ii) a resolution agreed to at a general meeting of all ordinary shareholders. If the reduction involves the cancellation of shares, it must also be approved by 75.0% of votes cast at a meeting of the shareholders whose shares are to be cancelled.

Tronox Limited may buy back shares if the buy-back does not materially prejudice Tronox Limited’s ability to pay its creditors and the company follows the procedures in the Australian Corporations Act. An on-market, employee share scheme or “equal access” buy-back (that is, where the offers under the buy-back relate only to ordinary shares and are made to each ordinary shareholder to buy back the same percentage of their ordinary shares) of shares which, when combined with other voting shares bought back in the previous 12 months, would constitute more than 10.0% of the smallest number of votes attached to voting shares of the company on issue in the last 12 months must be approved by a resolution passed by a majority of the votes cast at a general meeting of the shareholders. A buy-back that is a “selective buy-back” (that is, where the offers under the buy-back are not made to all shareholders) must be approved by either: (i) 75.0% of the votes cast at a general meeting of the shareholders, with no votes being cast in favor of the resolution by any person or their affiliates whose shares are proposed to be bought back, or (ii) all ordinary shareholders.

Variation of Class Rights

Variation of class rights must be approved by a majority of the votes attached to all issued shares of the class proposed to be affected at a separate meeting of the holders of that class of shares. Under the Australian Corporations Act, if shareholders in a class do not all agree to a variation or cancellation of their rights or a modification to our Constitution to allow their rights to be varied or cancelled, shareholders with at least 10.0% of the votes in the class may apply to court (within one month after the variation is made) to have the variation, cancellation or modification set aside. The court may set aside the variation, cancellation or modification if the court is satisfied that it would unfairly prejudice the applicants. The court must confirm the variation, cancellation or modification if the court is not satisfied that the variation, cancellation or modification would cause unfair prejudice.

Shareholder Meetings

An annual general meeting must be held at least once each calendar year and within five months of the end of Tronox Limited’s financial year. A shareholder meeting may be convened at any time by the Tronox Limited board of directors, the chairman of the Tronox Limited board of directors or the chief executive officer. Under the Australian Corporations Act, shareholders holding at least 5.0% of the votes that may be cast at a general meeting may call, and arrange to hold, a meeting of the company. Directors must call, and arrange to hold, a meeting at the request of shareholders with at least 5.0% of the votes that may be cast at a general meeting. The meeting must be called within 21 days after the request is given to the company.

In general, shareholders must be given at least 21 days’ written notice of a general meeting of Tronox Limited. Notice is deemed to be given one business day after posting. Under the Australian Corporations Act, (i) shareholders of a company holding at least 5.0% of the votes that may be cast on the resolution or (ii) at least 100 shareholders entitled to vote at a general meeting may give notice to the company proposing a resolution for consideration at the next general meeting that occurs more than two months after the notice is given.

Any action required or permitted to be taken by holders of Class A ordinary shares or shareholders as a whole must be taken at a shareholder meeting. Holders of Class B ordinary shares may act by written consent in relation to a matter to be considered at a separate meeting of holders of Class B ordinary shares.

Except as otherwise provided in our Constitution and subject to the Australian Corporations Act, holders of a majority of all issued Class A ordinary shares and Class B ordinary shares entitled to vote at a general meeting will constitute a quorum.

Board Composition

For as long as the voting interest held by holders of the Class B Voting Interest is at least 10.0% of the total voting interest in Tronox Limited, there must be nine directors on our board of directors, and the holders of Class A ordinary shares will be entitled to vote separately to elect a certain number of directors to the board, which we refer to as Class A Directors, and the holders of Class B ordinary shares will be entitled to vote separately to elect a certain number of directors to the board, which we refer to as Class B Directors. If the Class B Voting Interest is: greater than or equal to 30.0%, the board will consist of six Class A Directors and three Class B Directors; greater than or equal to 20.0% but less than 30.0%, the board will consist of seven Class A Directors and two Class B Directors; greater than or equal to 10.0% but less than 20.0%, the board will consist of eight Class A Directors and one Class B Director; and less than 10.0%, the board will consist of Class A Directors only.

If the number of Class A Directors or Class B Directors is less than the number specified in our Constitution, as described above, the remaining directors in the class of directors for which there is a vacancy may appoint, by the affirmative vote of the majority of the remaining directors of that class, a person to be a Class A Director or Class B Director, as the case may be.

Small Share Parcels

The Tronox Limited board of directors may sell a share, other than a Class B ordinary share, that is part of a holding of 100 shares or less, with or without the consent of the shareholder, in accordance with our Constitution.

Voluntary Winding-up

Under the Australian Corporations Act, if approved by 75.0% of the votes cast at a general meeting, Tronox Limited may be voluntarily wound up. In addition, a shareholder may commence proceedings to wind up a company in certain circumstances, including on the grounds that it is “just and equitable” to do so.

Shareholder Approval for Certain Actions

Except in respect of matters relating to election of directors or as otherwise required by our Constitution or by law, all matters to be voted on by our shareholders must have been approved by a majority of the shares present in person or by proxy, attorney or representative at the meeting and entitled to vote on the subject matter.

Merger/Sale of Assets

A merger, scheme of arrangement, share issue or other similar transaction under which the consideration to be received by shareholders immediately prior to the transaction (taken as a whole) would not entitle those shareholders to, in the aggregate, at least 50.0% of the voting power (as defined in our Constitution) immediately following the transaction, or the sale of all or substantially all of our assets, must be approved by our board of directors and

•	for so long as the Class B Voting Interest is at least 20.0%, also by resolutions passed by a majority of the votes attached to all issued Class A ordinary shares and a majority of votes attached to all issued Class B ordinary shares, such resolutions to be passed at separate meetings of the holders of each class of shares; or
•	if the Class B Voting Interest is less than 20.0%, a resolution passed by a majority of votes attached to all issued voting shares.

Reorganization

Any reorganization, consolidation, scheme of arrangement, share issue or similar transaction which does not treat Class A ordinary shares and Class B ordinary shares equally requires:

•	for so long as the Class B Voting Interest is at least 20.0%, approval by resolutions passed by a majority of the votes attached to all issued Class A ordinary shares and a majority of votes attached to all issued Class B ordinary shares, such resolutions to be passed at separate meetings of the holders of each class of shares; or
•	if the Class B Voting Interest is less than 20.0%, approval by a resolution passed by a majority of votes attached to all issued voting shares.

Limits on Acquisitions of Ordinary Shares

Any increase in the voting power (as defined in our Constitution) of a person in us from (a) 20.0% or below to more than 20.0%, or (b) a starting point that is above 20.0% and below 90.0% must be approved:

•	if the transaction is a merger or similar transaction under which the consideration to be received by our shareholders immediately prior to the transaction (taken as a whole) would not entitle those shareholders to, in the aggregate, at least 50.0% of the voting power (as defined in our Constitution) immediately following the transaction, or sale of all or substantially all of the company’s assets, in accordance with the requirements described above under “—Merger/Sale of Assets”; or
•	by a resolution passed by the holders of votes attached to at least 75.0% of all issued Class A ordinary shares, voting at a separate meeting and, if the Class B Voting Interest is at least 20.0%, by a resolution passed by holders of votes attached to at least 75.0% of all issued Class B ordinary shares, voting at a separate meeting; or
•	by the board of directors,

unless it is expressly exempted by the Shareholders Deed.

If an increase in voting power occurs which requires approval as set forth in the preceding paragraph, and the requisite approval is not obtained, our board of directors can take steps to disenfranchise the relevant shareholder and compel the sale of shares held by that shareholder to reduce the voting power to the permitted level. The definition of voting power in our Constitution is broad and includes control by persons or their associates over voting or disposal of voting shares.

For the purpose of determining whether the resolutions referred to above have been passed by the required percentage of issued shares, shares held by the acquirer and its affiliates are excluded from the numerator and denominator.

Proportional Takeover Offers

The Australian Corporations Act requires that a takeover offer be for all shares in a class or it must be a proportional takeover offer (that is, an offer for the same proportion of each shareholder’s holding of shares in that class). A proportional takeover offer for us will not be effective unless (a) more than 50.0% of the votes cast at a meeting to consider the takeover offer are in favor (excluding any votes cast by the bidder and its associates), or (b) the board has failed to propose the resolution in accordance with the requirements of the Australian Corporations Act. This requirement must be renewed (by a resolution passed by 75.0% of votes cast) every three years or it will lapse.

Anti-takeover Effects of Provisions in our Constitution and under Australian Law

Our Constitution and the Australian Corporations Act regulate the acquisition of direct and indirect interests in us. Subject to certain exceptions under the Australian Corporations Act, acquisitions of interests in our voting shares will be prohibited where, as a result of the acquisition, the acquirer’s or someone else’s voting power (as defined in the Australian Corporations Act) in us increases to more than 20.0% or from a starting point that is above 20.0% and below 90.0%. The definition of voting power in the Australian Corporations Act is broad, and includes control by persons or their associates over voting or disposal of voting shares.

There are a number of exceptions to the prohibition, the most important of which permit: (i) acquisitions under a formal takeover bid made in accordance with the Australian Corporations Act in which all shareholders can participate; (ii) acquisitions resulting from a court-approved scheme of arrangement; (iii) acquisitions made with specified shareholder approvals (where no votes are cast in favor by the parties to the transaction or their associates); and (iv) acquisitions of no more than 3.0% of voting power (as defined in the Australian Corporations Act) every six months. Australian law requires all holders of a class of shares to be treated equally under a takeover bid and prescribes various aspects of the conduct of a takeover bid, including timing and disclosure requirements.

Under our Constitution, any increase in Voting Power (as defined in our Constitution) of a person in us from 20.0% or below to more than 20.0%, or from a starting point that is above 20.0% and below 90.0%, requires certain approvals.

There are certain restrictions on offers for less than all of the shares in a class of shares (see, “—Proportional Takeover Offers”).

In addition, on application by a person, the Australian Takeovers Panel may declare that unacceptable circumstances exist in relation to our affairs. Such a declaration may be made where it appears to the Australian Takeovers Panel that, among other things, circumstances are unacceptable having regard to the effect the circumstances have had, are having, will have or are likely to have on the control, or potential control, of us or the acquisition, or proposed acquisition, by a person of a substantial interest in us. A declaration can be made whether or not the circumstances constitute a contravention of the Australian Corporations Act. If a declaration is made, the Australian Takeovers Panel may make a wide range of remedial orders.

SELLING SHAREHOLDER

In June 2012, Tronox acquired the selling shareholder’s mineral sands operations, which included its Namakwa Sands and KwaZulu-Natal Sands mines, separation plants and slag furnaces in South Africa, as well as the selling shareholder’s 50% interest in the TiWest Joint Venture which it had with the Company that included a TiO2 chloride processing plant, mining operation, mineral separation plant and synthetic rutile plant in Western Australia. The selling shareholder retained a 26% ownership interest in the South African operations in order to comply with South African Black Economic Empowerment legislation. At September 29, 2017, the selling shareholder held approximately 42.7% of the voting securities of Tronox Limited. See Note 23 of notes to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 for additional information regarding material relationships and transactions between us and the selling shareholder.

Information about the selling shareholder will be set forth in a prospectus supplement, in a post-effective amendment or in filings we make with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are incorporated by reference into this prospectus.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership and disposition of Class A ordinary shares by a U.S. Holder (as defined below). This description addresses only the United States federal income tax considerations to holders that are initial purchasers of Class A ordinary shares pursuant to the offer and that will hold such Class A ordinary shares as capital assets for United States federal income tax purposes. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	banks, financial institutions and insurance companies;
•	real estate investment trusts, regulated investment companies and grantor trusts;
•	brokers;
•	dealers or traders in securities, commodities or currencies;
•	tax-exempt entities;
•	certain former citizens and long-term residents of the United States;
•	persons that received Class A ordinary shares as compensation for the performance of services;
•	persons that will hold Class A ordinary shares as part of a “hedging,” “integrated,” “conversion” or “constructive sale” transaction or as a position in a “straddle” for United States federal income tax purposes;
•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, and holders that will hold Class A ordinary shares through such an entity;
•	S-corporations;
•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; and
•	holders that own directly, indirectly or through attribution ten percent or more of the voting power or value of the Company’s shares.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders, as defined below, in light of their particular circumstances. Moreover, this description does not address the United States federal estate, gift or alternative minimum tax consequences, the 3.8% tax imposed on certain net investment income or any state, local or foreign tax consequences of the acquisition, ownership and disposition of Class A ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of Class A ordinary shares or that such a position could not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of Class A ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;
•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds Class A ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences applicable to them.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of Class A ordinary shares.

Distributions

Subject to the discussion below under “—Passive foreign investment company considerations,” a U.S. Holder of Class A Shares generally will be required to treat distributions received with respect to such Class A ordinary shares (including any amounts withheld pursuant to Australian tax law) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class A ordinary shares and, thereafter, as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Dividends paid to corporate U.S. Holders will not be eligible for the dividends received deduction allowed to U.S. corporations. Dividends paid to non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. A qualified foreign corporation generally includes a foreign corporation (other than a passive foreign investment company (“PFIC”)) if (i) the shares with respect to which a dividend is paid are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. The Company will not constitute a qualified foreign corporation for purposes of these rules if it is a PFIC for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive foreign investment company considerations” below. We currently believe that dividends paid with respect to Class A ordinary shares would constitute qualified dividend income for United States federal income tax purposes. U.S. Holders are urged to consult their tax advisors regarding the availability of the preferential dividend tax rates.

Dividends paid to U.S. Holders with respect to Class A ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Australian tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that the Company distributes generally should constitute “passive category income.” The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Sale, exchange or other disposition of Class A ordinary shares

Subject to the discussion below under “—Passive foreign investment company considerations,” a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A ordinary shares. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of Class A ordinary shares is generally eligible for reduced rates of taxation if your holding period for such Class A ordinary shares exceeds one year. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive foreign investment company considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation will be classified as a PFIC in any taxable year in which, either:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average quarterly value of its total gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Subject to various exceptions, passive income generally includes dividends, interest, rents, royalties and gains from the disposition of assets that produce or are held for the production of passive income.

We do not currently expect to be treated as a PFIC for U.S. federal income tax purposes with respect to our taxable year ending December 31, 2017 or in the future. However, there can be no assurance that we will not be considered a PFIC for any taxable year, because the determination of whether we are a PFIC is made annually and is based on the composition of our gross income, the value of our assets (which will be determined based on our market capitalization) and activities in those years. If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of Class A ordinary shares would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on Class A ordinary shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of Class A ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections if, contrary to our expectation, we are classified as a PFIC. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances. If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs. If a U.S. Holder owns Class A ordinary shares during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our Class A ordinary shares or receives distributions with respect to our Class A ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 annually with respect to the Company, along with the U.S. Holder’s federal income tax return for that year. If the Company were classified as a PFIC for a given taxable year, then holders should consult their tax advisers concerning their annual filing requirements. U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Foreign asset reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in Class A ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Class A ordinary shares.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE CLASS A ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

PLAN OF DISTRIBUTION

The selling shareholder, and its pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, Class A ordinary shares covered by this prospectus. Registration of the Class A ordinary shares covered by this prospectus does not mean, however, that those Class A ordinary shares necessarily will be offered or sold.

The Class A ordinary shares covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	on the NYSE (including through at the market offerings);
•	in the over-the-counter market;
•	in privately negotiated transactions;
•	through broker/dealers, who may act as agents or principals;
•	through one or more underwriters on a firm commitment or best-efforts basis;
•	in a block trade in which a broker/dealer will attempt to sell a block of Class A ordinary shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	through put or call option transactions relating to the Class A ordinary shares;
•	directly to one or more purchasers;
•	through agents; or
•	in any combination of the above.

In effecting sales, brokers or dealers engaged by us and/or the selling shareholder may arrange for other brokers or dealers to participate. Broker/dealer transactions may include:

•	purchases of the Class A ordinary shares by a broker/dealer as principal and resales of the Class A ordinary shares by the broker/dealer for its account pursuant to this prospectus;
•	ordinary brokerage transactions; or
•	transactions in which the broker/dealer solicits purchasers on a best efforts basis.

At any time a particular offer of the Class A ordinary shares covered by this prospectus is made, an amended prospectus or prospectus supplement, if required, will set forth the aggregate amount of Class A ordinary shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. To the extent required, any such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Class A ordinary shares covered by this prospectus.

To the extent required, the applicable prospectus supplement will set forth whether or not underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the Class A ordinary shares at levels above those that might otherwise prevail in the open market, including, for example, by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids.

If the selling shareholder utilizes a dealer in the sale of the securities being offered pursuant to this prospectus, the selling shareholder will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

In connection with the sale of the Class A ordinary shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Class A ordinary shares for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker/dealers or agents participating in the distribution of the Class A ordinary shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker/dealers or agents may be deemed to be underwriting commissions under the Securities Act.

We and the selling shareholder may agree to indemnify underwriters, broker/dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker/dealers or agents may be required to make.

Certain of the underwriters, broker/dealers or agents who may become involved in the sale of the Class A ordinary shares may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

Some of the Class A ordinary shares covered by this prospectus may be sold by the selling shareholder in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in any accompanying prospectus supplement, Ashurst Australia will provide opinions regarding the validity of the securities. Skadden, Arps, Slate, Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will be advised about legal matters by their own counsel, which will be named in an accompanying prospectus supplement. Certain legal matters with respect to the selling shareholder will be passed upon by their own counsel, which will be named in an accompanying prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Tronox Limited (which is included in Management’s Report on Internal Controls over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

BDO Dr. Mohamed Al-Amri & Co., Ernst & Young (Jeddah) and Deloitte & Touche Bakr Abulkhair & Co., each of which is an independent auditor, have audited Cristal’s consolidated financial statements for the years ended December 31, 2016, 2015 and 2014, respectively, as set forth in their reports, which express unqualified opinions on the financial statements for the respective periods and include emphasis of matter paragraphs in their respective reports, which are incorporated by reference in this prospectus from Tronox Limited’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 31, 2017. Cristal’s financial statements are incorporated by reference in reliance on BDO Dr. Mohamed Al-Amri & Co., Ernst & Young (Jeddah) and Deloitte & Touche Bakr Abulkhair & Co. reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers, including Tronox, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference in this prospectus or any accompanying prospectus supplement.

The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus and any accompanying prospectus supplement, except for any information superseded by information contained directly in this prospectus, any accompanying prospectus supplement, any subsequently filed document deemed incorporated by reference or any free writing prospectus prepared by or on behalf of us. This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC (other than information deemed furnished and not filed in accordance with SEC rules, including Items 2.02 and 7.01 of Form 8-K):

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on August 31, 2017 (excluding the selected historical financial data for the years ended December 31, 2013 and 2012 contained therein, and the sections captioned “Questions and Answers About Voting Procedures for the Special Meeting,” “Summary—The Transaction—Recommendations of the Tronox Board of Directors,” “Summary—The Transaction—Opinion of Tronox’s Financial Advisor,” “Summary—The Special Meeting,” “Selected Historical and Pro Forma Combined Financial Data—Selected Unaudited Pro Forma Condensed Combined Financial Data of Tronox and Cristal,” “The Special Meeting,” “Proposal Submitted to Shareholders,” “The Transaction—Background of the Transaction,” “The Transaction—Reasons for the Transaction; Recommendation of the Tronox Board of Directors to Approve the Issuance of Class A Shares in the Transaction,” “The Transaction—Opinion of Tronox’s Financial Advisor,” “The Transaction—Financial Projections,” “Additional Information Relating to Australia’s Takeover Laws,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Shareholder Proposals—2018 Annual Meeting,” “Annex C” and any incorporated document therein, and such information is not incorporated by reference in this prospectus or any accompanying prospectus supplement);
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 24, 2017;
•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 16, 2017 (solely to the extent specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2016);
•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, filed with the SEC on May 4, 2017 and August 9, 2017, respectively;
•	our Current Reports on Form 8-K, filed with the SEC on February 21, 2017 (excluding Items 2.02 and 7.01 and exhibits 99.1, 99.2 and 99.3), February 27, 2017, April 13, 2017, April 24, 2017, May 10, 2017 (as amended on May 18, 2017), May 26, 2017, June 2, 2017, June 28, 2017, August 3, 2017 (excluding Item 7.01 and exhibit 99.1), August 7, 2017, September 7, 2017 (Film No.: 171074204), September 12, 2017 (excluding the section captioned “Summary Historical and Pro Forma Financial Data” in exhibit 99.1), September 25, 2017 and October 2, 2017; and
•	the registration statement on Form 8-A, filed with the SEC on June 14, 2012, which incorporates by reference the description of the Class A ordinary shares under the caption “Governance of Tronox Limited—Ordinary Shares” in the prospectus forming a part of the registration statement on Form S-4, filed with the SEC on December 30, 2011.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering also shall be deemed to be incorporated herein by reference. We are not, however, incorporating by reference any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from Tronox, without cost, by requesting them in writing or telephoning at the following address and telephone number:

Tronox Limited
263 Tresser Boulevard, Suite 1100
Stamford, CT 06901, U.S.A.
Attn: Investor Relations
(203) 705-3800

19,500,000 Class A Ordinary Shares

TRONOX LIMITED

PROSPECTUS SUPPLEMENT

J.P. Morgan	Barclays	Morgan Stanley

The date of this prospectus supplement is October 4, 2017